ROGERS COMMUNICATIONS REPORTS SECOND QUARTER 2013 RESULTS

Revenue Grows 3% to $3.2 Billion with Growth in Wireless, Cable and Media;

Wireless Adjusted Operating Profit Margin Grows to 49.2% and Customer Base Expands with 98,000

Wireless Postpaid Net Subscriber Additions;

Cable Adjusted Operating Profit Margin Expands to 49.5% Reflecting Continued Revenue Growth and

Additions of Internet and Cable Phone Subscribers;

Strategic Acquisitions of Mountain Cable, theScore and Blackiron Data Centres all Completed During

the Quarter;

Consolidated Adjusted Operating Profit Grows 2% and Adjusted Diluted Earnings Per Share Up 5%

Reflecting Top Line Growth and Continued Efficiency Improvements

TORONTO (July 24, 2013) – Rogers Communications Inc., a leading diversified Canadian communications and media company, today announced its unaudited consolidated financial and operating results for the second quarter ended June 30, 2013, in accordance with International Financial Reporting Standards (“IFRS”).

Financial highlights from continuing operations are as follows:

(In millions of dollars, except per share amounts)	Three months ended June 30,			Six months ended June 30,
	2013	2012	% Chg	2013	2012	% Chg
Operating revenue	$3,212	$3,106	3	$6,239	$6,049	3
As adjusted(1):
Operating profit(1)	1,306	1,276	2	2,485	2,370	5
Net income(1)	497	478	4	911	838	9
Diluted earnings per share(1)	0.96	0.91	5	1.76	1.59	11
Pre-tax free cash flow(1)	602	656	(8)	1,145	1,144	-
Operating income	828	789	5	1,490	1,372	9
Net income	532	413	29	885	737	20
Diluted earnings per share	0.93	0.77	21	1.69	1.38	22
Cash provided by operating activities	1,061	1,079	(2)	1,866	1,607	16

(1)

For details on the determination of the ‘adjusted’ amounts and pre-tax free cash flow, which are non-GAAP measures, see the section “Non-GAAP Measures”. The items do not have any standardized meaning under IFRS and are therefore unlikely to be comparable to similar measures presented by other companies.

“During the second quarter, we delivered both revenue and earnings growth while successfully leveraging our superior networks to deliver strong data growth across both our broadband cable and wireless platforms,” said Nadir Mohamed, President and Chief Executive Officer of Rogers Communications Inc. “At the same time, we also drove further margin expansion at our Wireless, Cable and Business Solutions divisions and continued to make significant investments in our networks and service infrastructure. Despite a heightened level of regulatory activity in the Canadian wireless communications sector, we remain steadfastly focused on the execution of our strategy and the delivery of the most innovative products and reliable service to our customers.”

Rogers Communications Inc.	1	Second Quarter 2013

Operating Highlights of the Second Quarter of 2013 include the following:

Revenue Growth Continues

•	Consolidated revenue growth of 3% reflects revenue growth of 3%, in each of Wireless and Cable, and 7% revenue growth in Media compared to the same quarter last year.

•

Wireless data revenue grew by 18% and now comprises 46% of Wireless network revenue. Wireless activated and upgraded 678,000 smartphones, of which approximately 37% were for subscribers new to Wireless. Customers with smartphones now represent 72% of Wireless overall postpaid subscribers.

Continued Cost Efficiency Gains Drive Strong Margins

•

Consolidated adjusted operating profit increased year-over-year by 2%. This increase was primarily driven by a 3% increase at Wireless, 7% increase at Cable, and 14% increase at RBS, offset by a 19% decrease at Media.

•

Consolidated adjusted operating profit margin of 40.7% was driven by strong adjusted operating profit margins of 49.2% at Wireless and 49.5% at Cable. Adjusted net income improved 4% from the same quarter last year and adjusted diluted earnings per share of $0.96 was up 5%.

•

Consolidated operating income increased year-over-year by 5% driven by an increase in adjusted operating profit and a decrease in integration, restructuring and acquisition expenses, offset by an increase in stock-based compensation expense. Net income from continuing operations grew 29% and diluted earnings per share was up 21%.

Continued to Enhance our Leading Networks to Monetize Rapid Data Growth

•

Closed on the acquisition of Mountain Cablevision Ltd. (“Mountain Cable”). Mountain Cable delivers cable television, Internet and telephony services in the Hamilton, Ontario area, which is contiguous to Cable’s service area, and includes approximately 59,000 homes passed.

•

Acquired Blackiron Data ULC (“Blackiron”), which provides RBS the ability to enhance its suite of enterprise-level data centre and cloud computing services along with its current suite of fibre-based network connectivity services.

•

Announced network sharing agreements with Manitoba Telecom and Videotron, enabling Rogers to bring LTE to more customers and at faster speeds in the Provinces of Quebec and Manitoba and the Ottawa region.

Customer Experience Further Enriched

•

Introduced Rogers First Rewards, a new and innovative loyalty program, to reward customers for their business. Rogers First Rewards allows customers to get more of what they want by earning points on their eligible purchases that can be redeemed for a wide selection of Rogers’ products and services.

•

Launched “Connected for Success”, a new broadband Internet pilot project that will provide affordable broadband Internet, computers and software to residents of Toronto Community Housing social housing as part of the Rogers Youth Fund program. This will bring more lower-income youth online and give them the tools and resources needed to experience the benefits of connectivity.

•

SamKnows, an independent world leader in broadband performance testing, confirmed through in-home testing that Rogers delivers, on average, 100% or more of advertised download speeds on its most popular Internet packages, better than most providers that have been tested in the U.S and European countries.

•	Launched our “worry free” $7.99 per day U.S. wireless data roaming plan, with twice the data capacity (50 MB) typically used by consumers for wireless Internet per day.

Rogers Communications Inc.	2	Second Quarter 2013

Media Focus on Sports and Content

•	Launched Sportsnet 360, which is comprised of the rebranded Score Media Inc. (“theScore”) assets. The acquisition of theScore received final regulatory approval in the second quarter.

•	Completed the sale of Rogers’ non-controlling one-third interest in TVtropolis to Shaw Communications Inc. (“Shaw”).

Balance Sheet and Credit Rating Strength

•	In May 2013, each of Fitch Ratings and Standard and Poor’s Rating Service upgraded each of their respective ratings for our senior unsecured debt to BBB+ from BBB with a stable outlook.

•

Rogers generated $602 million of consolidated pre-tax free cash flow in the quarter, reflecting increased adjusted operating profit, which was partially offset by an increase in capital expenditures. Cash provided by operating activities was $1,061 million for the quarter.

•

Repaid our outstanding U.S. $350 million aggregate principal amount of 6.25% Senior Notes due June 2013 and terminated the related Debt Derivatives, and reduced our overall average cost of debt capital to 5.64% at June 30, 2013 from 6.06% at June 30, 2012.

•

Returned $246 million of cash to shareholders by paying out a cash dividend on our common shares of $224 million, up 9% from the second quarter of last year, and repurchased 546,674 RCI Class B Non-Voting shares during the final days of the quarter for $22 million under our $500 million share buyback authorization.

NOTES REGARDING NON-GAAP MEASURES

This earnings release contains non-GAAP measures such as adjusted operating profit, adjusted net income, adjusted basic and diluted earnings per share, pre-tax free cash flow and after-tax free cash flow. These non-GAAP measures should not be considered as a substitute or alternative for GAAP measures. See the section “Non-GAAP Measures” in the Second Quarter 2013 MD&A for a reconciliation of these measures, which do not have any standardized meaning under IFRS and are therefore unlikely to be comparable to similar measures presented by other companies.

Rogers Communications Inc.	3	Second Quarter 2013

MANAGEMENT DISCUSSION & ANALYSIS

This Management Discussion & Analysis (“MD&A”), which is current as of July 23, 2013, should be read in conjunction with our Second Quarter 2013 Unaudited Interim Condensed Consolidated Financial Statements and Notes thereto, our 2012 Annual MD&A and our 2012 Audited Annual Consolidated Financial Statements and Notes thereto, and our other recent filings with securities regulatory authorities, which are available on SEDAR at sedar.com or EDGAR at sec.gov. This MD&A was reviewed by our Audit Committee of the Board of Directors.

The financial information presented herein has been prepared on the basis of IFRS for interim financial statements and is expressed in Canadian dollars unless otherwise stated.

As this MD&A includes forward-looking statements and assumptions, readers should carefully review the section of this MD&A entitled “Caution Regarding Forward-Looking Statements, Risks and Assumptions”.

In this MD&A, the terms “we”, “us”, “our”, “Rogers”, “Rogers Communications” and “the Company” refer to Rogers Communications Inc. and our subsidiaries, which are reported in the following segments:

•	“Wireless”, which refers to our wireless communications operations, carried on by our wholly owned subsidiary Rogers Communications Partnership (“RCP”);

•	“Cable”, which refers to our cable communications operations, including cable television, Internet and cable telephony, carried on by RCP;

•

“Business Solutions” (“RBS”), which refers to our operations that provide enterprises with network connectivity using its fibre, cable and wireless assets to support a range of leading-edge voice, data, networking data centre and cloud-based services, carried on by RCP; and

•

“Media”, which refers to our wholly owned subsidiary Rogers Media Inc. and its subsidiaries, engages in television and radio broadcasting, publishing, digital, and sports entertainment. Rogers Broadcasting has 55 AM and FM radio stations across Canada, television properties including 7 City TV stations, 5 OMNI multicultural television stations, Sportsnet, consisting of four regional channels and the nationally distributed Sportsnet ONE, Sportsnet World, and Sportnet360, and The Shopping Channel, a televised and Internet shopping service. Rogers Publishing produces many well-known consumer and online magazines and is the leading publisher of a number of industry, medical and financial publications. Rogers Sports Entertainment, which owns the Toronto Blue Jays Baseball Club and Rogers Centre stadium, a year-round sport and entertainment facility. Media also holds ownership interest in entities involved in speciality television content, television production and broadcast sales.

“RCI” refers to the legal entity Rogers Communications Inc., excluding our subsidiaries, and is also the stock ticker symbol which the Rogers Communications Inc. shares trade under on the Toronto Stock Exchange (“TSX”) and New York Stock Exchange (“NYSE”). RCI holds a 37.5% interest in Maple Leaf Sports & Entertainment Ltd. (“MLSE”) among other investments.

Rogers Communications Inc.	4	Second Quarter 2013

CONSOLIDATED FINANCIAL RESULTS

	Three months ended June 30,			Six months ended June 30,
(In millions of dollars, except per share amounts)	2013	2012	% Chg	2013	2012	% Chg
Operating revenue
Wireless	$1,813	$1,765	3	$3,573	$3,471	3
Cable	870	843	3	1,731	1,668	4
RBS	90	90	-	183	177	3
Media	470	440	7	811	794	2
Corporate items and intercompany eliminations	(31)	(32)	(3)	(59)	(61)	(3)
Total operating revenue	3,212	3,106	3	6,239	6,049	3
Adjusted operating profit
Wireless	821	796	3	1,586	1,533	3
Cable	431	403	7	860	781	10
RBS	25	22	14	48	40	20
Media	64	79	(19)	57	65	(12)
Corporate items and intercompany eliminations	(35)	(24)	(46)	(66)	(49)	(35)
Adjusted operating profit(1)	1,306	1,276	2	2,485	2,370	5
Operating income	828	789	5	1,490	1,372	9
Net income from continuing operations	532	413	29	885	737	20
Diluted earnings per share - continuing operations	0.93	0.77	21	1.69	1.38	22
Adjusted net income(1)	$497	$478	4	$911	$838	9
Adjusted diluted earnings per share(1)	0.96	0.91	5	1.76	1.59	11

Total additions to PP&E	$525	$458	15	$989	$907	9
Pre-tax free cash flow(1)	602	656	(8)	1,145	1,144	-
After-tax free cash flow(1)	505	633	(20)	933	1,049	(11)
Cash provided by operating activities	1,061	1,079	(2)	1,866	1,607	16

(1)

Adjusted operating profit, adjusted net income, adjusted diluted earnings per share, pre-tax free cash flow and after-tax free cash flow are non-GAAP measures and should not be considered as a substitute or alternative for GAAP measures, in each case determined in accordance with IFRS. See the section “Non-GAAP Measures” for a reconciliation of these measures, which do not have any standardized meaning under IFRS and are therefore unlikely to be comparable to similar measures presented by other companies.

Rogers Communications Inc.	5	Second Quarter 2013

CONSOLIDATED REVIEW

Consolidated Revenue

For the three months ended June 30, 2013, total operating revenue increased by $106 million from the corresponding period of 2012 to $3,212 million. Of this $106 million increase, Wireless contributed $48 million mainly from Wireless subscriber and data usage revenue growth, Cable contributed $27 million mainly from Internet and phone revenue growth, Media contributed $30 million mainly from Sportsnet revenue growth. The acquisitions of Mountain Cable, theScore and Blackiron provided $26 million of revenue in the quarter: $11 million for Cable, $7 million for Media and $8 million for RBS.

For the six months ended June 30, 2013, total operating revenue increased by $190 million from the corresponding period of 2012 to $6,239 million. Of this $190 million increase, Wireless contributed $102 million, Cable contributed $63 million, RBS contributed $6 million and Media contributed $17 million. For discussions of the results of operations of each of these segments, refer to the respective segment discussions below.

Consolidated Adjusted Operating Profit

Consolidated adjusted operating profit increased $30 million, or 2%, for the three months ended June 30, 2013, compared to the corresponding period of 2012. Of this $30 million increase, Wireless contributed $25 million, Cable contributed $28 million and RBS contributed $3 million. This increase was offset by declines of $15 million in Media and $11 million from corporate items and intercompany eliminations. The acquisitions of Mountain Cable, theScore and Blackiron provided $12 million of adjusted operating profit in the quarter: $7 million for Cable, $3 million for Media and $2 million for RBS.

Consolidated adjusted operating profit increased $115 million, or 5%, for the six months ended June 30, 2013, compared to the corresponding period of 2012. Of this $115 million increase, Wireless contributed $53 million, Cable contributed $79 million and RBS contributed $8 million. This increase was offset by declines of $8 million in Media and $17 million from corporate items and intercompany eliminations. For discussions of the results of operations of each of these segments, refer to the respective segment discussions below. Adjusted operating profit is a non-GAAP measure. See the section “Non-GAAP Measures” for a reconciliation of this measure.

Consolidated Operating Income

For the three and six months ended June 30, 2013, consolidated operating income increased by $39 million and $118 million respectively, compared to the corresponding periods of 2012, mainly due to the revenue and adjusted operating profit changes described above and the changes in integration, restructuring and acquisition expenses and stock-based compensation expense.

Consolidated Net Income From Continuing Operations

For the three months ended June 30, 2013, net income from continuing operations increased by $119 million from the corresponding period of 2012 to $532 million, mainly the result of a $39 million increase in operating income, a gain of $47 million arising on the sale of our one-third interest in TVtropolis, and a decrease in income tax expense of $53 million, which is related to legislative tax changes recorded in the second quarter of 2012.

For the six months ended June 30, 2013, net income from continuing operations increased by $148 million from the corresponding period of 2012 to $885 million. The increase in net income is mainly the result of a $118 million increase in operating income and a gain of $47 million recorded on the sale of our one-third interest in TVtropolis.

Rogers Communications Inc.	6	Second Quarter 2013

SEGMENT REVIEW

WIRELESS

Summarized Wireless Financial Results

	Three months ended June 30,			Six months ended June 30,
(In millions of dollars, except margin)	2013	2012	% Chg	2013	2012	% Chg
Operating revenue
Network revenue	$ 1,670	$ 1,652	1	$ 3,353	$ 3,264	3
Equipment sales	143	113	27	220	207	6
Total operating revenue	1,813	1,765	3	3,573	3,471	3
Operating expenses
Cost of equipment(1)	(378)	(324)	17	(727)	(648)	12
Other operating expenses	(614)	(645)	(5)	(1,260)	(1,290)	(2)
	(992)	(969)	2	(1,987)	(1,938)	3
Adjusted operating profit	$ 821	$ 796	3	$ 1,586	$ 1,533	3
Adjusted operating profit margin as % of network revenue	49.2%	48.2%		47.3%	47.0%
Additions to PP&E	$ 191	$ 215	(11)	$ 430	$ 438	(2)
Data revenue included in network revenue	$ 764	$ 649	18	$ 1,526	$ 1,276	20
Data revenue as a % of network revenue	46%	39%		46%	39%
(1) Cost of equipment includes the cost of equipment sales and direct channel subsidies. Summarized Wireless Subscriber Results
(Subscriber statistics in thousands,	Three months ended June 30,			Six months ended June 30,
except ARPU and churn)	2013	2012	Chg	2013	2012	Chg
Postpaid
Gross additions	374	350	24	693	684	9
Net additions	98	87	11	130	134	(4)
Total postpaid subscribers	7,976	7,708	268	7,976	7,708	268
Monthly churn	1.17%	1.15%	0.02 pts	1.19%	1.20%	(0.01) pts
Monthly average revenue per user (“ARPU”)(1)	$ 67.36	$ 68.46	$ (1.10)	$ 67.94	$ 67.92	$ 0.02
Prepaid
Gross additions	126	156	(30)	244	310	(66)
Net losses	(56)	(46)	(10)	(149)	(118)	(31)
Total prepaid subscribers	1,442	1,643	(201)	1,442	1,643	(201)
Monthly churn	4.13%	4.04%	0.09 pts	4.31%	4.18%	0.13 pts
ARPU(1)	$ 15.79	$ 15.91	$ (0.12)	$ 15.18	$ 15.43	$ (0.25)
Blended ARPU(1)	$ 59.30	$ 59.10	$ 0.20	$ 59.48	$ 58.36	$ 1.12
Data ARPU	27.13	23.20	3.93	27.07	22.80	4.27
Voice ARPU	32.17	35.90	(3.73)	32.41	35.56	(3.15)

(1)	As defined. See the section “Key Performance Indicators”.

Wireless Subscribers and Network Revenue

During the second quarter, gross postpaid subscriber additions increased by 7% to 374,000 and net postpaid subscriber additions increased by 13% to 98,000.

For the three months ended June 30, 2013, Wireless activated and upgraded approximately 678,000 smartphones, compared to approximately 629,000 in the second quarter of 2012. This addition of smartphones increased the percentage of subscribers with smartphones to 72% of Wireless’ total postpaid subscriber base at June 30, 2013, compared to 63% at June 30, 2012. These subscribers generate significantly higher ARPU, are less likely to churn than non-smartphone subscribers and typically commit to multi-year term contracts.

The increase in Wireless network revenue for the three months ended June 30, 2013, compared to the corresponding period of 2012, reflects the net additions in Wireless’ postpaid subscriber base and the increased adoption and usage of wireless data services.

Rogers Communications Inc.	7	Second Quarter 2013

For the three and six months ended June 30, 2013, wireless data revenue increased by approximately 18% and 20% from the corresponding periods of 2012 to $764 million and $1,526 million, respectively. This growth in wireless data revenue reflects the continued penetration and growing usage of smartphones, tablet devices and wireless laptops, which drive increased usage of e-mail, wireless Internet access, text messaging, data roaming, and other wireless data services. For the three months ended June 30, 2013, wireless data revenue represented approximately 46% of total network revenue, compared to approximately 39% in the corresponding period of 2012.

Blended ARPU for the quarter ended June 30, 2013 increased modestly, compared to the corresponding period of 2012, reflecting the aforementioned growth in wireless data revenue, offset by the continued decline of wireless voice ARPU. The wireless data component of blended ARPU increased by 16.9%, partially offset by a 10.4% decline in the wireless voice component.

The sequential deceleration in wireless data revenue and ARPU growth rates from the first quarter reflects, in part, a combination of the impact of new lower priced US and international data roaming plans that were introduced midway through the quarter, along with the impact of heightened in-quarter promotions that offer introductory months of free service.

Wireless Equipment Sales

The increase in revenue from equipment sales for the three and six months ended June 30, 2013, compared to the corresponding period of 2012, primarily reflects an increase in gross subscriber additions, smartphone activations and the mix of smartphones activated towards higher value devices.

Wireless Operating Expenses

The increase in cost of equipment for the three and six months ended June 30, 2013, compared to the corresponding periods of 2012, was primarily the result of the increased number and mix of higher cost smartphone sales to new customers and upgrades for existing customers. During the three and six months ended June 30, 2013, we activated 8% and 6%, respectively, more smartphones with a higher average cost per device than in the same periods last year.

Total retention spending, including subsidies on handset upgrades, was $208 million and $455 million respectively, in the three months and six months ended June 30, 2013, compared to $200 million and $408 million in the corresponding periods of 2012. The increase primarily reflects a higher number of hardware upgrades by existing subscribers than during the same periods last year and a shift in the mix of smartphones activated towards higher value devices.

Other operating expenses, decreased by $30 million for both the three and six months ended June 30, 2013, excluding retention spending discussed above, compared to the same periods of the prior year resulting from cost management and productivity initiatives across various functions. Wireless continues to implement cost reductions and efficiency improvement initiatives.

Wireless Adjusted Operating Profit

The 3% year-over-year increase in adjusted operating profit and the 49.2% adjusted operating profit margin on network revenue (which excludes equipment sales revenue) for the three months ended June 30, 2013 primarily reflect the growth of network revenue in the period, coupled with cost management and efficiency improvements as discussed above.

Rogers Communications Inc.	8	Second Quarter 2013

CABLE

Summarized Financial Results

(In millions of dollars, except margin)	Three months ended June 30,			Six months ended June 30,
	2013(1)	2012	% Chg	2013(1)	2012	% Chg
Operating revenue
Television	$ 457	$ 475	(4)	$ 915	$ 940	(3)
Internet	287	245	17	564	486	16
Phone	125	120	4	248	236	5
Service revenue	869	840	3	1,727	1,662	4
Equipment sales	1	3	(67)	4	6	(33)
Total Cable operating revenue	870	843	3	1,731	1,668	4
Operating expenses
Cost of equipment	-	(6)	n/m	(2)	(9)	(78)
Other operating expenses	(439)	(434)	1	(869)	(878)	(1)
	(439)	(440)	-	(871)	(887)	(2)
Adjusted operating profit	$ 431	$ 403	7	$ 860	$ 781	10
Adjusted operating profit margin	49.5%	47.8%		49.7%	46.8%
Additions to PP&E	$ 267	$ 199	34	$ 448	$ 387	16
(1) The operating results of Mountain Cable are included in the Cable results of operations from the date of acquisition on May 1, 2013. n/m: not meaningful. Summarized Subscriber Results
(Subscriber statistics in thousands)	Three months ended June 30,			Six months ended June 30,
	2013	2012	Chg	2013	2012	Chg
Cable homes passed	3,909	3,777	132	3,909	3,777	132
Television
Net losses	(35)	(21)	(14)	(60)	(42)	(18)
Total television subscribers(1)	2,194	2,255	(61)	2,194	2,255	(61)
Internet
Net additions	6	9	(3)	32	22	10
Total Internet subscribers(1)	1,930	1,815	115	1,930	1,815	115
Phone
Net additions	17	8	9	34	9	25
Total phone subscribers(1)	1,145	1,061	84	1,145	1,061	84
Total service units(1)(2)
Net additions (losses)	(12)	(4)	(8)	6	(11)	17
Total service units	5,269	5,131	138	5,269	5,131	138

(1)

On May 1, 2013, we acquired 40,000 television subscribers, 38,000 digital cable households, 34,000 cable high-speed Internet subscribers and 37,000 cable telephony lines from our acquisition of Mountain Cable. These subscribers are not included in net additions, but are included in the ending total balance for June 30, 2013. In addition, the acquisition resulted in an increase in homes passed of 59,000.

(2)	Total service units are comprised of television subscribers, Internet subscribers and phone subscribers.

Cable Acquisition

In January 2013, the Company announced a multi-part strategic transaction with Shaw to acquire Shaw’s cable system in Hamilton, Ontario – Mountain Cable and to secure an option to purchase Shaw’s Advanced Wireless Services spectrum holdings in 2014. As part of the agreement, Shaw also acquired Rogers’ one-third equity interest in specialty channel, TVtropolis.

On May 1, 2013, Cable closed on a portion of the multi-part agreement with Shaw to purchase 100% of Mountain Cable and in accordance with the terms of the multi-part agreement with Shaw, we advanced $398 million. Mountain Cable provides cable television, Internet and telephony services to an area covering approximately 59,000 homes in and around Hamilton, Ontario.

Television Subscribers and Revenue

The decrease in television revenue for the three and six months ended June 30, 2013, compared to the corresponding periods of 2012, was primarily driven by the year-over-year decline in television subscribers

Rogers Communications Inc.	9	Second Quarter 2013

combined with the impact of promotional and retention pricing activity associated with heightened competition, partially offset by pricing changes made over the past year. Excluding the impact of the acquisition of Mountain Cable on May 1, 2013, television revenue for the three and six months ended June 30, 2013 would have declined by 5% and 3%, respectively, compared to the corresponding periods of 2012.

The sequential slowing from the first quarter of Cable’s revenue growth was impacted by the timing of pricing changes made across Cable’s products in January 2013 versus in March 2012, and had an impact of increasing the overall revenue growth rate in the first quarter of 2013 on a non-recurring basis by approximately $8 million or 1%.

Our digital cable subscriber base represents 82% of our total television subscriber base as at June 30, 2013, compared to 79% as at June 30, 2012. A larger selection of digital content, video on-demand, HDTV and PVR equipment continues to contribute to the increasing penetration of the digital subscriber base as a percentage of our total television subscriber base.

Internet Subscribers and Revenue

The year-over-year increase in Internet revenue for the three and six months ended June 30, 2013, compared to the corresponding periods in 2012, reflects the increase in our Internet subscriber base, combined with a general movement to higher end speed and usage tiers, combined with Internet service pricing changes made during the previous twelve months. Excluding the impact of the acquisition of Mountain Cable on May 1, 2013, Internet revenue growth for the three and six months ended June 30, 2013 would have been 15%, compared to each of the corresponding periods of 2012.

With our Internet customer base at 1.9 million subscribers, Internet penetration is approximately 49% of the homes passed by our cable network and 88% of our television subscriber base as at June 30, 2013, compared to 48% and 80% as at June 30, 2012, respectively.

Phone Subscribers and Revenue

The increase in Phone revenues for the three and six months ended June 30, 2013, compared to the corresponding periods of 2012, primarily reflects the increase in our Phone customer base, partially offset by promotional pricing activity. Excluding the impact of the acquisition of Mountain Cable on May 1, 2013, Phone revenue growth for the three and six months ended June 30, 2013 would have been 2% and 4%, respectively, compared to the corresponding periods of 2012.

Phone lines in service grew 8% from June 30, 2012 to June 30, 2013 and now represent 29% of the homes passed by our cable network and 52% of television subscribers, compared to 28% and 47% at June 30, 2012, respectively.

Cable Operating Expenses

Cable’s operating expenses were relatively flat for the three months ended June 30, 2013 and decreased by 2% for the six months ended June 30, 2013, compared to the corresponding periods of 2012. The decrease was driven by continued efficiency initiatives and the shifting revenue mix across Cable’s product set towards higher margin services. Cable continues to implement efficiency improvement initiatives. Excluding the impact of the acquisition of Mountain Cable on May 1, 2013, Cable operating expenses for the three and six months ended June 30, 2013 would have declined 1% and 2%, respectively, compared to each of the corresponding periods of 2012.

Cable Adjusted Operating Profit

The year-over-year increase in adjusted operating profit for the three and six months ended June 30, 2013 was driven principally by increased service revenue coupled with efficiency initiatives as discussed above, resulting in an expanded adjusted operating profit margin of 49.5% and 49.7% for the three and six months ended June 30, 2013, compared to 47.8% and 46.8%, respectively, in the corresponding periods of 2012. Excluding the impact of the acquisition of Mountain Cable on May 1, 2013, adjusted operating profit growth for the three and six months ended June 30, 2013 would have been 5% and 9%, respectively, compared to the corresponding periods of 2012.

Rogers Communications Inc.	10	Second Quarter 2013

RBS

Summarized Financial Results

	Three months ended June 30,			Six months ended June 30,
(In millions of dollars, except margin)	2013(1)	2012	% Chg	2013(1)	2012	% Chg
Operating revenue
Next generation	$ 52	$ 43	21	$ 96	$ 78	23
Legacy	37	46	(20)	77	96	(20)
Service revenue	89	89	-	173	174	(1)
Equipment sales	1	1	-	10	3	n/m
Total RBS operating revenue	90	90	-	183	177	3
Operating expenses	(65)	(68)	(4)	(135)	(137)	(1)
Adjusted operating profit	$ 25	$ 22	14	$48	$ 40	20
Adjusted operating profit margin	27.8%	24.4%		26.2%	22.6%
Additions to PP&E	$ 31	$ 15	107	$ 46	$ 30	53

(1)	The operating results of Blackiron are included in the RBS results of operations from the date of acquisition on April 17, 2013.

RBS Acquisition

On April 17, 2013, we announced the acquisition of Blackiron from Primus Telecommunications Canada Inc. for cash consideration of $198 million. Blackiron is a provider of data centre and cloud computing services in Canada. The purchase of Blackiron enables RBS to further enhance its suite of enterprise-level data centre and cloud computing services. Canadian businesses will benefit from a single provider able to ensure end-to-end security and reliability of mission-critical business applications.

RBS Revenue

RBS operating revenue was unchanged for the three months ended June 30, 2013 compared to the corresponding period of the prior year, and increased 3% for the six months ended June 30, 2013 due to increased revenue from the next generation services as well as a non-recurring low margin equipment sale during the first quarter. This growth was partially offset by the continued planned decrease in revenue from legacy services. RBS’ focus is primarily on IP-based services and increasingly on leveraging higher margin on-net and near-net next generation service revenue opportunities, utilizing existing network facilities to expand offerings to the medium and large-sized enterprise, public sector and carrier markets. Revenue from the declining lower margin off-net legacy business generally includes local and long-distance voice services and legacy data services. During the second quarter, higher margin next generation on-net revenues increased by 21% and 23% on a year-to-date basis and now represent 58% of total RBS service revenue. Excluding the acquisition of Blackiron on April 17, 2013, RBS revenue for the three and six months ended June 30, 2013 would have declined by 8% and 1%, respectively, compared to the corresponding periods of 2012.

RBS Operating Expenses

Operating expenses decreased by 4% and 1%, respectively, for the three and six months ended June 30, 2013, compared to the corresponding periods in 2012. This decline was driven by a decrease in the legacy service-related costs due to lower volumes, as well as ongoing initiatives to improve costs and productivity. RBS has continued to focus on implementing a program of cost reduction and efficiency improvement initiatives to control the overall growth in operating expenses and to increase adjusted operating profit margin. Excluding the acquisition of Blackiron on April 17, 2013, RBS operating expenses for the three and six months ended June 30, 2013 would have declined by 12% and 6%, respectively, compared to the corresponding periods of 2012.

RBS Adjusted Operating Profit

The year-over-year increase in adjusted operating profit for the three and six months ended June 30, 2013 was 14% and 20%, respectively, compared to the corresponding periods of 2012. This increase reflects growth in the higher margin next generation business, coupled with cost efficiencies. As a result, RBS’ adjusted operating profit margins grew to 27.8% and 26.2% for the three and six months ended June 30, 2013, respectively, from 24.4% and 22.6% in the corresponding periods in 2012. Excluding the acquisition of Blackiron on April 17, 2013, adjusted operating profit growth for the three and six months ended June 30, 2013 would have been 5% and 15%, respectively, compared to the corresponding periods of 2012.

Rogers Communications Inc.	11	Second Quarter 2013

MEDIA

Summarized Media Financial Results

(In millions of dollars, except margin)	Three months ended June 30,			Six months ended June 30,
	2013(1)	2012	% Chg	2013(1)	2012	% Chg

Operating revenue	$ 470	$ 440	7	$ 811	$ 794	2

Operating expenses	(406)	(361)	12	(754)	(729)	3
Adjusted operating profit	$ 64	$ 79	(19)	$ 57	$ 65	(12)

Adjusted operating profit margin	13.6%	18.0%		7.0%	8.2%

Additions to PP&E	$ 16	$ 11	45	$ 27	$ 21	29

(1)	The operating results of “theScore” are included in the Media results of operations from the date of acquisition on April 30, 2013.

Media Acquisition

On April 30, 2013, we finalized the purchase of Score Media Inc. (“theScore”) for $167 million after final regulatory approval was received from the Canadian Radio-television and Telecommunications Commission. theScore was Canada’s third largest specialty sports channel with 6.6 million television subscribers. theScore was subsequently rebranded to Sportsnet 360.

Media Revenue

The increase in Media’s revenue reflects increases in distribution revenue generated by the Sportsnet properties and other specialty channels, as well as higher sales at The Shopping Channel and higher attendance at Blue Jays games. Excluding the impact of revenue generated by the acquisition of theScore on April 30, 2013, revenue growth would have been 5% and 1%, respectively, compared to the corresponding three and six month periods of 2012.

Media Operating Expenses

The increase in Media’s operating expenses reflects higher player salaries at the Toronto Blue Jays, and increased programming spending at Sportsnet due to the increased NHL games aired on Sportsnet as a result of the NHL lockout earlier in the season, which together approximated $35 million of additional expenses versus the prior year, partially offset by cost management initiatives. Excluding the impact of the acquisition of theScore and the residual impacts from the NHL lockout, Media operating expenses would have increased 7% and 2%, respectively, compared to the corresponding three and six month periods of 2012.

Media Adjusted Operating Profit

The decline in Media’s adjusted operating profit for the three and six months ended June 30, 2013, compared to the corresponding periods of 2012, primarily reflects the revenue and expense changes discussed above. Excluding the impacts of the acquisition of theScore and the residual impacts from the NHL lockout, the change in adjusted operating profit for the three and six months ended June 30, 2013, compared to the corresponding periods of 2012, would have been a decrease of 8% and 0%, respectively.

Rogers Communications Inc.	12	Second Quarter 2013

ADDITIONS TO PP&E

(In millions of dollars)	Three months ended June 30,			Six months ended June 30,
	2013	2012	% Chg	2013	2012	% Chg

Additions to PP&E
Wireless	$ 191	$ 215	(11)	$ 430	$ 438	(2)
Cable	267	199	34	448	387	16
RBS	31	15	107	46	30	53
Media	16	11	45	27	21	29
Corporate	20	18	11	38	31	23
Total additions to PP&E	$ 525	$ 458	15	$ 989	$ 907	9

Wireless Additions to PP&E

Wireless additions to PP&E decreased for the three and six months ended June 30, 2013, compared to the corresponding periods in 2012, due to timing of the continued deployment of our LTE network as well as ongoing upgrades to the network to improve the LTE and HSPA+ user experience and improve network quality and reliability.

Cable Additions to PP&E

The increase in Cable additions to PP&E for the three and six months ended June 30, 2013, compared to the corresponding periods in 2012, reflects the timing of certain initiatives related to service enhancements on our video and data platforms, as well as higher investments in customer premise equipment related to the rollout of Nextbox 2.0 digital set-top boxes and analog to digital subscriber migration activities.

The analog to digital strategic migration will continue to further strengthen the customer experience and, once complete, will enable the reclamation of significant amounts of network capacity, as well as reduce network operating and maintenance costs. The analog to digital migration, expected to be completed in 2015, entails incremental PP&E as each of the remaining analog homes are fitted with digital converters and various analog filtering equipment is removed.

RBS Additions to PP&E

RBS’ PP&E additions for the three and six months ended June 30, 2013 increased compared to the corresponding periods in 2012, due to increased expenditures on customer specific network expansions.

Media Additions to PP&E

Media’s PP&E additions for the three and six months ended June 30, 2013 reflect expenditures on digital and broadcast systems, as well as upgrades for Sports Entertainment facilities.

Rogers Communications Inc.	13	Second Quarter 2013

CONSOLIDATED NET INCOME ANALYSIS

The following table and discussion reconcile and explain the various items below the adjusted operating profit line to net income.

(In millions of dollars)	Three months ended June 30,			Six months ended June 30,
	2013	2012	% Chg	2013	2012	% Chg

Adjusted operating profit(1)	$ 1,306	$ 1,276	2	$ 2,485	$ 2,370	5
Stock-based compensation (expense) recovery	(1)	12	n/m	(59)	6	n/m
Integration, restructuring and acquisition expenses	(14)	(33)	(58)	(23)	(75)	(69)
Depreciation and amortization	(463)	(466)	(1)	(913)	(929)	(2)
Operating income	828	789	5	1,490	1,372	9
Finance costs	(185)	(159)	16	(366)	(319)	15
Other income	60	7	n/m	70	15	n/m
Income tax expense	(171)	(224)	(24)	(309)	(331)	(7)
Net income from continuing operations	532	413	29	885	737	20
Loss from discontinued operations	-	(13)	n/m	-	(32)	n/m
Net income	$ 532	$ 400	33	$ 885	$ 705	26

(1)	As defined. See the section “Non-GAAP Measures”.

Stock-based Compensation (Expense) Recovery

(In millions of dollars)	Three months ended June 30,		Six months ended June 30,
	2013	2012	2013	2012

Stock options, restricted share units, and deferred share units	$ 58	$ 12	$ (9)	$ 6
Equity Derivatives effect, net of interest receipt	(59)	-	(50)	-
Total stock-based compensation (expense) recovery	$ (1)	$ 12	$ (59)	$ 6

In the first quarter of 2013, we entered into derivative instruments to offset a portion of the price appreciation risk for our stock-based compensation programs (“Equity Derivatives”). Changes in the fair value of the Equity Derivatives largely offset the impact of changes in the market price of RCI Class B shares, which drives the amount of stock-based compensation expense. These Equity Derivatives are intended to offset most of the market value changes of our stock-based compensation going forward. See section “Overview of Liquidity, Financing and Share Capital Activities - Stock-based Compensation Derivatives”.

The stock-based compensation expense in a given period is generally determined by the vesting of options, the change in the market price of RCI Class B shares, and subsequent to March 2013, the impact of the Equity Derivatives offsetting most of the changes related to market price.

During the three and six months ended June 30, 2013, stock-based compensation expense was $1 million and $59 million, respectively, including the impact of stock-based compensation derivatives of $59 million and $50 million, respectively. For the three months ended June 30, 2013, the $10.69 decrease in the market price of RCI Class B shares on the Toronto Stock Exchange resulted in a recovery of stock-based compensation expense, which was more than offset by the impact of the Equity Derivatives and the vesting of the options, resulting in a $1 million expense. For the six months ended June 30, 2013, stock-based compensation expense was $59 million primarily due to the $5.21 increase in the market price of RCI Class B shares up to the inception date of the Equity Derivatives in March 2013 and the vesting of options.

For the three and six months ended June 30, 2012, the recovery of $12 million and $6 million, respectively, was due to the vesting of options and changes in the market price of RCI Class B shares.

Integration, Restructuring and Acquisition Expenses

The integration, restructuring and acquisition expenses incurred during the three and six months ended June 30, 2013, were primarily related to severance costs associated with the restructuring of our employee base and transaction costs related to the acquisitions of Mountain Cable, Blackiron, and theScore.

Depreciation and Amortization Expense

The relatively consistent levels of depreciation expense for the three and six months ended June 30, 2013, compared to the corresponding periods of 2012, reflect a decrease in depreciation expense due to an increase in the estimated useful life of certain network and information technology assets in the third quarter of 2012, partially offset by an increase in depreciation due to the timing of PP&E that are available for service.

Rogers Communications Inc.	14	Second Quarter 2013

Operating Income

For the three and six months ended June 30, 2013, consolidated operating income increased by $39 million and $118 million, respectively, compared to the corresponding periods of 2012 mainly due to the revenue and adjusted operating profit changes described above and the changes in integration, restructuring and acquisition expenses and stock-based compensation expense.

Finance Costs

(In millions of dollars)	Three months ended June 30,			Six months ended June 30,
	2013	2012	% Chg	2013	2012	% Chg

Interest on long-term debt	$(185)	$(171)	8	$(363)	$(338)	7
Interest on pension liability	(4)	-	n/m	(8)	-	n/m
Foreign exchange (loss) gain	(4)	(7)	(43)	(19)	(1)	n/m
Change in fair value of derivative instruments	7	12	(42)	19	5	n/m
Capitalized interest	6	9	(33)	12	19	(37)
Other	(5)	(2)	150	(7)	(4)	75
Total finance costs	$(185)	$(159)	16	$(366)	$(319)	15

The increase in interest expense for the three and six months ended June 30, 2013, compared to the corresponding periods of 2012, mainly reflects an increase in the amount of outstanding debt, partially offset by a decrease in the weighted-average interest rate. See the section, “Overview of Liquidity, Financing and Share Capital Activities”, for more information on our debt and related interest.

Other Income

On June 28, 2013, we completed the previously announced transaction to sell Rogers’ one-third interest in TVtropolis to Shaw for $59 million upon receiving the requisite regulatory approvals, and Rogers realized a gain of $47 million associated with this transaction.

During the three and six months ended June 30, 2013, other income of $60 million and $70 million, respectively, was primarily associated with the gain on sale of TVtropolis of $47 million and investment income and expenses from certain investments, including income from our 37.5% investment in MLSE.

Rogers Communications Inc.	15	Second Quarter 2013

Income Tax Expense

(In millions of dollars, except tax rate)	Three months ended June 30,		Six months ended June 30,
	2013	2012	2013	2012
Statutory income tax rate	26.5%	26.4%	26.5%	26.4%
Income before income taxes	$703	$637	$1,194	$1,068
Computed income tax expense	186	168	316	282
Revaluation of deferred tax balances due to legislative changes	8	54	8	54
Non-taxable portion of capital gains	(8)	-	(7)	-
Non-taxable stock-based compensation recovery	(13)	(5)	(1)	(7)
Other items	(2)	7	(7)	2
Income tax expense	$171	$224	$309	$331
Effective income tax rate	24.3%	35.2%	25.9%	31.0%
Cash income taxes paid	$97	$23	$212	$95

Our effective income tax rate for the three months ended June 30, 2013 was 24.3%, compared to 35.2% for the corresponding period of 2012. The effective tax rate for the three month period differed from the 2013 statutory income tax rate of 26.5% primarily due to the non-taxable portions of stock-based compensation and capital gains, which were partially offset by a revaluation of our deferred tax balances required as a result of legislative changes in the income tax rate becoming substantively enacted.

For the three and six months ended June 30, 2013, our income taxes paid were $97 million and $212 million, compared to $23 million and $95 million for the corresponding prior year periods. We utilized substantially all of our remaining non-capital income tax loss carryforwards in 2012. In addition, legislative changes to eliminate the deferral of partnership income took effect late in 2011. These legislative changes have temporarily increased our total cash tax payments as the payment of approximately $700 million of previously deferred cash taxes are accelerated and paid over a five year amortization period, commencing in 2012 at 15%, 20% in each of 2013 through 2015, and 25% in 2016. For these reasons, our cash tax payments for the 2013 fiscal year are expected to increase from 2012 levels as detailed in our full year 2013 Financial Guidance. While both the depletion of loss carryforwards and the elimination of the partnership deferral will impact the timing of cash tax payments, they are not expected to materially affect our income tax expense for accounting purposes. See the section “Caution Regarding Forward-Looking Statements, Risks and Assumptions” below.

Net Income

(In millions of dollars, except per share amounts)	Three months ended June 30,			Six months ended June 30,
	2013	2012	% Chg	2013	2012	% Chg
Net income from continuing operations	$532	$413	29	$885	$737	20
Loss from discontinued operations	-	(13)	n/m	-	(32)	n/m
Net income	532	400	33	885	705	26
Basic earnings per share - continuing operations	$1.03	$0.79	30	$1.72	$1.41	22
Diluted earnings per share - continuing operations	0.93	0.77	21	1.69	1.38	22
Basic earnings per share	1.03	0.77	34	1.72	1.35	27
Diluted earnings per share	0.93	0.75	24	1.69	1.32	28

We recorded net income of $532 million and $885 million for the three and six months ended June 30, 2013, basic earnings per share of $1.03 and diluted earnings per share of $0.93, compared to net income of $400 million, or basic earnings per share of $0.77 and diluted earnings per share of $0.75, for the corresponding period of 2012.

Rogers Communications Inc.	16	Second Quarter 2013

Adjusted Net Income

The following table provides a calculation of adjusted operating profit to adjusted net income.

(In millions of dollars, except per share amounts)	Three months ended June 30,			Six months ended June 30,
	2013	2012	% Chg	2013	2012	% Chg
Adjusted operating profit(1)	$1,306	$1,276	2	$2,485	$2,370	5
Depreciation and amortization	(463)	(466)	(1)	(913)	(929)	(2)
Finance costs	(185)	(159)	16	(366)	(319)	15
Other income(2)	13	7	86	23	15	53
Income tax expense(3)	(174)	(180)	(3)	(318)	(299)	6
Adjusted net income(1)	$497	$478	4	$911	$838	9
Adjusted basic earnings per share(1)	$0.97	$0.92	5	$1.77	$1.60	11
Adjusted diluted earnings per share(1)	0.96	0.91	5	1.76	1.59	11

(1)

Adjusted operating profit and adjusted net income are non-GAAP measures and should not be considered as a substitute or alternative GAAP measure, in each case determined in accordance with IFRS. See the section “Non-GAAP Measures” for a reconciliation of the measures, which do not have any standardized meaning under IFRS and are therefore unlikely to be comparable to similar measures presented by other companies.

(2)	Represents other income of $60 million less the gain on sale of TVtropolis investment of $47 million, for the three months ended June 30, 2013.
(3)

Represents income tax expense of $171 million plus $3 million related to income tax on adjusted items, for the three months ended June 30, 2013, and income tax expense of $309 million plus $9 million related to income tax on adjusted items, for the six months ended June 30, 2013.

The following table provides a reconciliation of net income from continuing operations to adjusted net income.

(In millions of dollars, except per share amounts)	Three months ended June 30,			Six months ended June 30,
	2013	2012	% Chg	2013	2012	% Chg
Net income from continuing operations	$532	$413	29	$885	$737	20
Stock-based compensation expense (recovery)	1	(12)	n/m	59	(6)	n/m
Integration, restructuring and acquisition expenses	14	33	(58)	23	75	(69)
Gain on sale of investment	(47)	-	n/m	(47)	-	n/m
Income tax impact of above items	(11)	(10)	10	(17)	(22)	(23)
Income tax adjustment, legislative tax change	8	54	(85)	8	54	(85)
Adjusted net income(1)	$497	$478	4	$911	$838	9

(1)

Adjusted net income is a non-GAAP measure and should not be considered as a substitute or alternative GAAP measure, in each case determined in accordance with IFRS. See the section “Non-GAAP Measures” for a reconciliation of the measure, which does not have any standardized meaning under IFRS and is therefore unlikely to be comparable to similar measures presented by other companies.

On an adjusted basis, we recorded adjusted net income of $497 million and $911 million, respectively, an increase of 4% and 9% for the three and six months ended June 30, 2013, compared to the corresponding periods of 2012.

On an adjusted basis, we recorded adjusted basic earnings per share of $0.97 and $1.77, respectively, an increase of 5% and 11% for the three months ended June 30, 2013, compared to the corresponding periods of 2012. The increase in adjusted basic earnings per share was primarily due to the increase in adjusted operating profit.

On an adjusted basis, we recorded adjusted diluted earnings per share of $0.96 and $1.76, respectively, an increase of 5% and 11% for the six months ended June 30, 2013, compared to the corresponding periods of 2012. The increase in adjusted diluted earnings per share was primarily due to the increase in adjusted operating profit. See the section “Non-GAAP Measures”.

Rogers Communications Inc.	17	Second Quarter 2013

OVERVIEW OF LIQUIDITY, FINANCING AND SHARE CAPITAL ACTIVITIES

Operating, Financing and Investing Activities

(In millions of dollars)	Three months ended June 30,			Six months ended June 30,
	2013	2012	% Chg	2013	2012	% Chg

Net income for the period	$532	$400	33	$885	$705	26
Depreciation and amortization	463	466	(1)	913	929	(2)
Finance costs	185	159	16	366	319	15
Income tax expense	171	220	(22)	309	321	(4)
Other	(58)	(3)	n/m	9	13	(31)
Cash provided by operations before changes in non-cash operating items	1,293	1,242	4	2,482	2,287	9
Change in non-cash operating working capital items	(10)	(53)	(81)	(57)	(253)	(77)
	1,283	1,189	8	2,425	2,034	19
Income taxes paid	(97)	(23)	n/m	(212)	(95)	123
Interest paid	(125)	(87)	44	(347)	(332)	5

Cash provided by operating activities	1,061	1,079	(2)	1,866	1,607	16

Additions to PP&E	(525)	(458)	15	(989)	(907)	9
Change in non-cash working capital items related to PP&E	(83)	(7)	n/m	(135)	(102)	32
Acquisitions and strategic initiatives	(541)	-	n/m	(841)	-	n/m
Other	(13)	(11)	18	8	(35)	n/m

Cash used in investing activities	(1,162)	(476)	144	(1,957)	(1,044)	87

Issuance of long-term debt	-	1,500	n/m	1,030	2,090	(51)
Repayment of long-term debt and related derivatives	(462)	(899)	(49)	(477)	(1,249)	(62)
Proceeds on short-term borrowings	250	-	n/m	650	-	n/m
Dividends paid and repurchase of Class B Non-Voting shares	(246)	(557)	(56)	(450)	(744)	(40)

Cash provided by financing activities	(458)	44	n/m	753	97	n/m
Increase (decrease) in cash and cash equivalents	$(559)	$647	n/m	$662	$660	-

Cash and cash equivalents, end of period	$875	$603	45	$875	$603	45

Three months ended June 30, 2013

In the three months ended June 30, 2013, cash and cash equivalents declined by $559 million, most notably as a result of the net payment of $541 million relating to our strategic transactions with Shaw, Blackiron and the Score and $462 million repayment of long-term debt, including settlement of related Debt Derivatives. This was funded in part by cash on hand and proceeds of $250 million from our accounts receivable securitization program.

Taking into account the opening cash balance of $1,434 million at the beginning of the three months ended June 30, 2013, and the activities described above, the cash and cash equivalents balance at June 30, 2013 was $875 million.

Six months ended June 30, 2013

In the six months ended June 30, 2013, cash and cash equivalents increased by $662 million, most notably as a result of $1,030 million proceeds on the issuance of long-term debt together with $650 million of funding from our accounts receivable securitization program, partially offset by the strategic transactions and repayment of long-term debt and related debt derivatives discussed above.

Taking into account the opening cash balance of $213 million at the beginning of the six months ended June 30, 2013, and the activities described above, the cash and cash equivalents balance at June 30, 2013 was $875 million.

Pre-tax Free Cash Flow

(In millions of dollars)	Three months ended June 30,		Six months ended June 30,
	2013	2012	2013	2012

Adjusted operating profit	$1,306	$1,276	$2,485	$2,370
PP&E expenditures	(525)	(458)	(989)	(907)
Interest on long-term debt, net of capitalization	(179)	(162)	(351)	(319)
Pre-tax free cash flow	602	656	1,145	1,144
Cash income taxes	(97)	(23)	(212)	(95)
After-tax free cash flow	$505	$633	$933	$1,049

The 8% year-over-year decrease in our consolidated pre-tax cash flow to $602 million for the three months

Rogers Communications Inc.	18	Second Quarter 2013

ended June 30, 2013, was primarily due to the higher additions to PP&E and interest on long-term debt, offset by the 2% growth of adjusted operating profit, as discussed above.

Pre-tax free cash flow is defined as adjusted operating profit less PP&E expenditures and interest on long-term debt (net of capitalization). For details on the determination of pre-tax free cash flow, which is a non-GAAP measure, see the section entitled “Non-GAAP Measures”.

Financing and Liquidity

At June 30, 2013, there were no advances outstanding under our $2.0 billion bank credit facility, and our cash and cash equivalents were $875 million, which, together with the committed funding available under the accounts receivable securitization program of $250 million discussed below, provides for $3.1 billion of available liquidity.

At June 30, 2013, our weighted average cost of financing including short-term borrowings was 5.64% compared to 6.06% at June 30, 2012.

Our long-term debt instruments are described in detail in Note 17 and Note 19 to our 2012 Annual Audited Consolidated Financial Statements and Note 11 to our Second Quarter 2013 Unaudited Interim Condensed Consolidated Financial Statements.

Debt Issuances and Maturities

On March 7, 2013, the Company issued U.S. $1.0 billion of Senior Notes, comprised of U.S. $500 million of 3.0% Senior Notes due 2023 (the “2023 Notes”) and U.S. $500 million of 4.5% Senior Notes due 2043 (the “2043 Notes”). After deducting the original issue discount, agents’ fees, and other related expenses, the Company received aggregate net proceeds of approximately Cdn. $1,015 million (U.S. $985 million), all of which were expected to be used for general corporate purposes. Each of the 2023 Notes and 2043 Notes are guaranteed by RCP and rank pari passu with all of the Company’s other senior unsecured notes and debentures and bank credit facility.

During the second quarter of 2013, we repaid all of the U.S. $350 million aggregate principal amount of 6.25% Senior Notes due June 2013 and terminated the related U.S. $350 million aggregate notional amount of Debt Derivatives at maturity (see section entitled “Debt Derivative Transactions”).

Debt Derivative Transactions

Effective on March 7, 2013, the Company entered into an aggregate U.S. $1.0 billion notional principal amount of Debt Derivatives hedging 100% of the foreign exchange risk on an accounting and economic basis on all of the principal and interest obligations on the 2023 Notes and 2043 Notes to maturity in 2023 and 2043, respectively.

Effective on March 6, 2013, the Company terminated U.S. $350 million aggregate notional amount of Debt Derivatives previously maturing in 2018 and hedging the U.S. $350 million Senior Notes due 2038 (the “2038 Notes”) and simultaneously entered into U.S. $350 million aggregate notional amount of new Debt Derivatives hedging 100% of the foreign exchange risk on all of the principal and interest obligations on the 2038 Notes to maturity in 2038.

The new Debt Derivatives have been designated as effective hedges against the designated U.S. dollar-denominated debt for accounting purposes. As a result of these transactions, as at June 30, 2013, the Company has an aggregate U.S. $4.9 billion of U.S. dollar denominated long-term debt, 100% of which is hedged against foreign exchange risk on an economic and accounting basis on the entire principal and interest obligations (see “Financial Risk Management”).

As noted above, upon maturity of the U.S. $350 million 6.25% Senior Notes due June 30, 2013, we terminated the related U.S. $350 million aggregate notional amount of Debt Derivatives.

Accounts Receivable Securitization Program

On May 31, 2013, we received an additional $250 million of funding under our accounts receivable securitization program. As at June 30, 2013, we had $650 million of funding outstanding under the accounts receivable securitization program. The Company will continue to service these accounts receivables and retains

Rogers Communications Inc.	19	Second Quarter 2013

substantially all of the risks and rewards relating to the accounts receivables sold.

Ratings Upgrade

In May 2013, each of Fitch Ratings and Standard and Poor’s Rating Service upgraded each of their respective ratings for RCI’s senior unsecured debt to BBB+ from BBB with a stable outlook.

Normal Course Issuer Bid (“NCIB”)

In February 2013, we announced that the TSX had accepted a notice filed by the Company of our intention to renew our NCIB for our Class B Non-Voting shares for a further one-year period. The TSX notice provides that the Company may, during the twelve-month period commencing February 25, 2013 and ending February 24, 2014, purchase on the TSX, the NYSE and/or alternate trading systems up to the lesser of 35.8 million Class B Non-Voting shares and that number of Class B Non-Voting shares that can be purchased under NCIB for an aggregate purchase price of $500 million. The actual number of Class B Non-Voting shares purchased, if any, and the timing of such purchases under the NCIB will be determined by management considering market conditions, stock prices, our cash position and other factors.

During the three months ended June 30, 2013, 546,674 Class B Non-Voting shares were purchased for cancellation under the NCIB for a purchase price of $22 million. These purchases were made through the facilities of the TSX. There were no shares purchased for cancellation under the NCIB during the three months ended March 31, 2013.

Dividends

In February 2013, Rogers’ Board of Directors approved an annualized dividend rate of $1.74 per Class A Voting and Class B Non-Voting shares, effective immediately, and to be paid in quarterly amounts of $0.435. Such quarterly dividends are only payable as and when declared by our Board and there is no entitlement to any dividend prior thereto. This follows the increase to our annualized dividend rate from $1.42 to $1.58 per Class A Voting and Class B Non-Voting shares in February 2012.

We have declared and paid dividends on each of our outstanding Class A Voting and Class B Non-Voting shares, as follows:

Declaration date	Record date	Payment date	Dividend per share	Dividends paid (in millions)
February 21, 2012	March 19, 2012	April 2, 2012	$0.395	$207
April 25, 2012	June 15, 2012	July 3, 2012	$0.395	$205
August 15, 2012	September 14, 2012	October 3, 2012	$0.395	$204
October 24, 2012	December 14, 2012	January 2, 2013	$0.395	$204
February 14, 2013	March 15, 2013	April 2, 2013	$0.435	$224
April 23, 2013	June 14, 2013	July 3, 2013	$0.435	$224

Financial Risk Management

Foreign Currency Forward Contracts

During the three months ended June 30, 2013, we entered into an additional U.S. $195 million of foreign exchange forward contracts used to hedge the foreign exchange risk on certain forecasted expenditures (“Expenditure Derivatives”, and together with Debt Derivatives and Equity Derivatives, “Derivatives”), at an average rate of Cdn. $1.0206/U.S. $1.

As at June 30, 2013, U.S. $410 million of Expenditure Derivatives remained outstanding with terms to maturity ranging from six to thirteen months. All of the Expenditure Derivatives qualify and have been designated as hedges for accounting purposes. U.S. $105 million of the Expenditure Derivatives were settled in the quarter ended June 30, 2013 for Cdn. $104 million.

Rogers Communications Inc.	20	Second Quarter 2013

Stock-Based Compensation Derivatives

As at June 30, 2013, we held Equity Derivatives to offset the share price appreciation risk for 5.7 million RCI Class B shares, which were granted in prior periods under our stock-based compensation programs. The Equity Derivatives were entered into during the first quarter of 2013 at a weighted average price of $50.37. The Equity Derivatives have not been designated as hedges for accounting purposes. Thus, changes in the fair value of the Equity Derivatives are recorded as a component of stock-based compensation expense and offset a portion of the impact of changes in the market price of RCI Class B shares contained in the accrued value of the stock-based compensation liability for our stock-based compensation programs. As of June 30, 2013, the fair value of the Equity Derivatives was a liability of $52 million.

Mark-to-Market Value of Derivatives

In accordance with IFRS, we have recorded our Derivatives using an estimated credit-adjusted mark-to-market valuation. At June 30, 2013, details of the derivative instruments net liability are as follows:

(In millions of dollars, except exchange rates)	U.S. $ notional	Exchange rate	Cdn $ notional	Fair value
Debt Derivatives accounted for as cash flow hedges:
As assets	$2,125	1.0252	$2,178	$141
As liabilities	2,755	1.1574	3,189	(352)

Net mark-to-market liability Debt Derivatives				(211)
Equity Derivative not accounted for as hedges:
As liabilities				(52)
Expenditure Derivatives accounted for as cash flow hedges:
As assets	410	0.9850	404	29
Net mark-to-market liability				$(234)

Calculation of Adjusted Net Debt

The adjusted net debt is the aggregate of our long-term debt, accounts receivable securitization, short-term borrowings and Debt Derivatives liabilities reduced by cash and cash equivalents and is calculated as follows:

	June 30, 2013	December 31, 2012
Long-term debt(1)(2)	$11,783	$10,858
Net derivative liabilities for Debt Derivatives(2)	211	524
Short-term borrowings	650	-
Cash and cash equivalents	(875)	(213)
Adjusted net debt(3)	$11,769	$11,169

(1)	Before deducting fair value decrement arising from purchase accounting and deferred transaction costs.
(2)	Includes current and long-term portions.
(3)	Adjusted net debt is a Non-GAAP measure and should not be considered as a substitute or alternative for GAAP measures, in each case determined in accordance with IFRS. See the section “Non-GAAP Measures” for a reconciliation of the measure, which does not have any standardized meaning under IFRS and is therefore unlikely to be comparable to similar measures presented by other companies.

Rogers Communications Inc.	21	Second Quarter 2013

Outstanding Common Share Data

Set out below is our outstanding common share data as at June 30, 2013 and at June 30, 2012:

	June 30, 2013	June 30, 2012
Common shares(1)
Class A Voting	112,462,014	112,462,014
Class B Non-Voting	402,287,022	402,783,022
Total common shares	514,749,036	515,245,036

Options to purchase Class B Non-Voting shares
Outstanding options	7,095,903	10,108,755
Outstanding options exercisable	4,668,375	5,053,356

(1)

Holders of RCI’s Class B Non-Voting shares are entitled to receive notice of and to attend meetings of our shareholders, but, except as required by law or as stipulated by stock exchanges, are not entitled to vote at such meetings. If an offer is made to purchase outstanding Class A Voting shares, there is no requirement under applicable law or RCI’s constating documents that an offer be made for the outstanding Class B Non-Voting shares and there is no other protection available to shareholders under RCI’s constating documents. If an offer is made to purchase both Class A Voting shares and Class B Non-Voting shares, the offer for the Class A Voting shares may be made on different terms than the offer to the holders of Class B Non-Voting shares.

COMMITMENTS AND OTHER CONTRACTUAL OBLIGATIONS

Our material obligations under firm contractual arrangements, including commitments for future payments under long-term debt arrangements and operating lease arrangements, are summarized in our 2012 Annual MD&A, and are further discussed in Notes 17, 19 and 26 of our 2012 Annual Audited Consolidated Financial Statements. Other than the issuance of the 2023 Notes and the 2043 Notes and new and terminated Debt Derivatives as described above under “Overview of Liquidity, Financing and Share Capital Activities”, there have been no significant changes to these material contractual obligations since December 31, 2012.

GOVERNMENT REGULATION AND REGULATORY DEVELOPMENTS

The significant government regulations that impact our operations are summarized in our 2012 Annual MD&A. Significant developments regarding those regulations since our 2012 Annual MD&A, which was current as of February 14, 2013, are as follows:

Consultation on a Policy and Technical Framework for the 700MHz Band and Aspects Related to Commercial Mobile Spectrum

In March 2013, Industry Canada released Licensing Framework for Mobile Broadband Services (MBS)—700 MHz Band. Key aspects of the framework regarding 700 MHz spectrum are:

•	Industry Canada, for the most part, confirmed the policy and technical framework to auction spectrum in the 700 MHz band that it had proposed in its March 14, 2012 consultation document;
•

A combinatorial clock auction (“CCA”) format will be used rather than the simultaneous multiple round auction (“SMRA”) format previously used and the auction will commence on November 19, 2013. Bids are made for packages of spectrum licenses under the CCA format in contrast to the SMRA format under which bids are placed for individual licenses;

•

Associated entities may apply to bid separately and to have the auction cap applied individually. These bidders must demonstrate that they “intend to separately and actively provide services” within a given licence area for the duration of the spectrum caps (five years following licensing).

In June 2013, Industry Canada announced updated timing of the 700 MHz auction. The application deadline will now be September 17, 2013, and the auction will commence on January 14, 2014.

Roaming and Tower Sharing Policy

In March 2013, Industry Canada released Revised Frameworks for Mandatory Roaming and Antenna Tower and Site Sharing, concluding the consultation initiated in 2012. Key aspects of the revised frameworks are:

•	Industry Canada, for the most part, confirmed the proposals presented in its 2012 consultation document.
•	All licensees will be permitted to request roaming from other licensees, effective immediately.
•	The timeframe for negotiating agreements has been reduced from 90 days to 60 days, after which arbitration according to Industry Canada arbitration rules will commence.
•	The current seamless handover rules will be maintained and seamless handover will not be required.

Rogers Communications Inc.	22	Second Quarter 2013

Consultation on Transfers, Divisions and Subordinate Licensing of Spectrum Licenses

In March 2013, Industry Canada released Consultation on Considerations Relating to Transfers, Divisions and Subordinate Licensing of Spectrum Licenses. The consultation has been initiated in order to provide more clarity around the process that is employed by Industry Canada for the review of spectrum license transfer requests; specifically, the criteria to be considered and the process to be used when spectrum license transfer applications are reviewed. Rogers submitted its comments in early April and submitted reply comments in early May.

In June 2013, in Framework Relating to Transfers, Divisions and Subordinate Licensing of Spectrum Licences for Commercial Mobile Spectrum, Industry Canada released its decisions resulting from the consultation. The Framework lays out the criteria to be considered and processes to be used when spectrum licence transfers, including prospective transfers that could arise from options and other agreements, are reviewed. A licensee is required to seek a review within 15 days of entering into any agreement that could lead to a prospective transfer. Industry Canada will review a prospective transfer as though the future licence transfer that could arise from the agreement has been made. The new timing provisions of the Framework do not apply to prior agreements. The spectrum agreements with Shaw and Quebecor will not be subject to an immediate review, since Rogers entered into these agreements before the Framework was released. Both proposed transfers will be subject to review under the Framework in 2014. All spectrum transfer requests will be reviewed, and those that would result in “undue spectrum concentration” – and therefore diminish competition – will not be permitted. Decisions will be made on a case-by-case basis and will be issued publicly to increase transparency.

The CRTC Wireless Code of Conduct

In June 2013, the CRTC issued its wireless consumer code of conduct (the “Code”). It established several new obligations upon wireless carriers including roaming caps, unlocking requirements and contract summaries. It also laid out the rules for device subsidies and early cancellation fees. Under the Code, if a customer cancels their contract early, the carriers may now only charge a customer the outstanding balance of the device subsidy they received, which decreases by an equal amount each month for no more than 24 months. In effect, the maximum contract length going forward will be two years. The Code comes into force for all contracts entered into after December 2, 2013. However, the Code also stipulates that all contracts will be governed by the Code as of June 3, 2015, no matter when they were entered into. As a result, the Code will retroactively capture agreements entered into between June 3, 2012 and December 2, 2013. Rogers, Bell, TELUS, MTS and Sasktel filed an appeal of the retroactivity provision in the Code on July 2, 2013. Since the Code effectively sets a two year time limit on contracts, anyone entering into a three year contract between June 3, 2012 and December 2, 2013 may be entitled to cancel their agreement without paying back the full subsidy they received. We do not believe that the CRTC has the authority to do this. The carriers are not appealing the Code itself, only this specific retroactive aspect.

CRTC Review of Wholesale Internet Service Pricing and Usage-Based Billing

In February 2013, the CRTC released its decisions on seven applications to review and vary CRTC decisions concerning regulated wholesale Internet service prices. The decision addressing Rogers’ application increased Rogers’ rates; however, the increase was less than that requested by Rogers.

Rogers Communications Inc.	23	Second Quarter 2013

UPDATE TO RISKS AND UNCERTAINTIES

Our significant risks and uncertainties are discussed in our 2012 Annual MD&A, which was current as of February 14, 2013, and should be reviewed in conjunction with this interim quarterly MD&A. Significant developments since that date are as follows:

The aforementioned decision by the CRTC with respect to the Wireless Code of Conduct is expected to, amongst other things, have the effect of causing Canadian wireless carriers to move away from being able to offer three year service contracts to two year contracts. This shift could have the impact of increasing our customer acquisition and retention costs and subscriber churn.

The aforementioned decision by Industry Canada and related appeals with respect to the transfer of spectrum licences, combined with 2012 legislation allowing foreign ownership of wireless providers with less than 10% market share, could have the effect of making it harder for incumbent wireless carriers to acquire additional spectrum while making it less expensive for foreign wireless carriers to enter the Canadian wireless market. This could have the impact of further increasing the competitive intensity in the Canadian wireless sector.

Litigation Update

In 2004, a proceeding was commenced against providers of wireless communications in Canada relating to the system access fee charged by wireless carriers to some of their customers. In February 2013, the Saskatchewan Court of Appeal denied the plaintiffs’ application to extend the time within which they can appeal the “opt-in” decision of the Saskatchewan Court. In April 2013, the plaintiffs applied for an order that the second system access fee class action commenced by them, which was ordered conditionally stayed in December 2009 as an abuse of process, be allowed to proceed. If successful, this second class action would be an “opt-out” class proceeding. No liability has been recorded for this contingency.

In July 2013, a proceeding was commenced pursuant to the Class Proceedings Act (British Columbia) against providers of wireless communications in Canada and manufacturers of wireless devices relating to the alleged adverse health effects incurred by long-term users of cellular devices. The Plaintiffs are seeking unspecified damages and punitive damages, effectively the reimbursement of revenues which the defendants received that can reasonably be attributed to the sale of cellular phones in Canada. No liability has been recorded for this contingency.

RELATED PARTY ARRANGEMENTS

We have entered into certain transactions with companies, the partners or senior officers of which are Directors of Rogers. During the three and six months ended June 30, 2013, total amounts paid by us to these related parties, directly or indirectly, were $12 million and $21 million, respectively, compared to $10 million and $20 million for the three and six months ended June 30, 2012. These payments were for legal services, printing services and commissions paid on premiums for insurance coverage. We have entered into certain transactions with our controlling shareholder and companies controlled by the controlling shareholder. These transactions are subject to formal agreements approved by the Audit Committee. Total amounts received from (paid to) these related parties during the three and six months ended June 30, 2013 and June 30, 2012, were both less than $1 million, respectively.

These transactions are recorded at the amount agreed to by the related parties and are reviewed by the Audit Committee.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

In our 2012 Annual Audited Consolidated Financial Statements and Notes thereto, as well as in our 2012 Annual MD&A, we have identified the accounting policies and estimates that are critical to the understanding of our business operations and our results of operations. For the three months ended June 30, 2013, there were no changes to the critical accounting policies and estimates of Wireless, Cable, RBS and Media from those found in our 2012 Annual MD&A.

Rogers Communications Inc.	24	Second Quarter 2013

NEW ACCOUNTING STANDARDS

The accounting pronouncements indicated below were required to be applied beginning on or after January 1, 2013. Refer to our 2012 Annual Report and Second Quarter 2013 Unaudited Interim Condensed Consolidated Financial Statements for a brief description of each accounting pronouncement.

Rogers assessed the impact of the following new standards, and determined there was no impact on its consolidated financial statements on adoption:

•	IFRS 10, Consolidated Financial Statements
•	IFRS 12, Disclosure of Interests in Other Entities
•	IFRS 13, Fair Value Measurement
•	IAS 27, Separate Financial Statements
•	IAS 28, Investments in Associates and Joint Ventures

On January 1, 2013, we adopted revised IAS 19, Employee Benefits (2011), which changes the basis for determining the income or expense related to defined benefit plans. This amendment eliminates the concept of return on plan assets and interest cost (income) and replaces it with a net interest cost that is calculated by applying the discount rate to the net liability (asset). The net interest cost takes into account any changes in the net defined benefit liability (asset) during the period as a result of contributions and benefit payments. The adoption of the amended standard did not have a material impact on prior periods.

On January 1, 2013, we also adopted IFRS 11, Joint Arrangements. As a result of applying the new standard we have changed our accounting policy with respect to our interests in joint arrangements. Under IFRS 11, we classify our interests in joint arrangements as either joint operations or joint ventures depending on our rights to the assets and obligations for the liabilities of the arrangements. When making this assessment, we consider the structure of the arrangements, the legal form of any separate vehicles, the contractual terms of the arrangements and other facts and circumstances. As a result of this change, we have accounted for these either using the proportionate consolidation method, or the equity method depending on whether the investment is defined as a joint operation or a joint venture, respectively. The adoption of the new standard was not material to prior periods.

Recent Accounting Pronouncements

Rogers has not yet adopted certain standards, interpretations and amendments that have been issued but are not yet effective. Refer to our 2012 Annual Report for a brief description of these pronouncements.

CONTROLS AND PROCEDURES

There have been no changes in our internal controls over financial reporting during the second quarter of 2013 that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.

SEASONALITY

Our operating results are subject to seasonal fluctuations that materially impact quarter-to-quarter operating results, and thus one quarter’s operating results are not necessarily indicative of a subsequent quarter’s operating results.

Each of Wireless, Cable, RBS and Media have unique seasonal aspects to their businesses. For specific discussions of the seasonal trends affecting the Wireless, Cable, RBS and Media segments, please refer to our 2012 Annual MD&A.

2013 FINANCIAL AND OPERATING GUIDANCE

We have no specific revisions at this time to the 2013 annual consolidated guidance ranges that we provided as at February 14, 2013. See the section entitled “Caution Regarding Forward-Looking Statements, Risks and Assumptions” below and in our 2012 Annual MD&A.

Rogers Communications Inc.	25	Second Quarter 2013

KEY PERFORMANCE INDICATORS

We measure the success of our strategies using a number of key performance indicators that are defined and discussed in our 2012 Annual MD&A and this interim quarterly MD&A. We believe these key performance indicators allow us to appropriately measure our performance against our operating strategy as well as against the results of our peers and competitors. They include:

•	Network revenue and ARPU;
•	Subscriber counts and subscriber churn;
•	Operating expenses;
•	Cost of equipment sales; and
•	Capital intensity.

ADDITIONAL GAAP MEASURES

We include operating income as an additional GAAP measure in our consolidated statements of income. Operating income is defined as revenue less operating expenses, including integration, restructuring and acquisition costs and depreciation and amortization, as shown on our consolidated statements of income. We consider operating income to be representative of the activities that would normally be regarded as operating for the Company. We believe operating income provides relevant information that can be used to assess the consolidated performance of the Company and, therefore, that it provides meaningful information to investors.

NON-GAAP MEASURES

Adjusted operating profit, free cash flow and the ‘adjusted’ amounts presented below are reviewed regularly by management and our Board of Directors in assessing our performance and in making decisions regarding the ongoing operations of the business and the ability to generate cash flows. These measures do not have standardized meanings prescribed by IFRS and therefore may not be comparable to similar measures presented by other issuers. These measures are also used by investors and lending institutions as an indicator of our operating performance, our ability to incur and service debt, and as measurement to value companies in the telecommunications industry. We have reconciled these non-GAAP measures to their most directly comparable measure calculated in accordance with IFRS in the tables below.

•	Adjusted operating profit or loss and related margin;
•	Adjusted net income;
•	Adjusted basic and diluted earnings per share;
•	Pre-tax and after-tax free cash flow; and
•	Adjusted net debt.

Reconciliation of Non-GAAP Measures

Adjusted operating profit:

The term adjusted operating profit does not have any standardized meaning under IFRS. Therefore, it is unlikely to be comparable to similar measures presented by other companies. We define adjusted operating profit as operating income before stock-based compensation expense, integration, restructuring and acquisition expenses, impairment of assets and depreciation and amortization. We use adjusted operating profit to evaluate the performance of our businesses and in making decisions regarding the ongoing operations of the business and the ability to generate cash flows. We believe that certain investors and analysts use adjusted operating profit to measure our ability to service debt and to meet other payment obligations. Adjusted operating profit also is one component in the determination of short-term incentive compensation for all management employees. The most comparable IFRS financial measure is operating income. The following table provides a reconciliation of operating income to adjusted operating profit.

(In millions of dollars)	Three months ended June 30,		Six months ended June 30,
	2013	2012	2013	2012
Operating income	$828	$789	$1,490	$1,372
Add (deduct):
Depreciation and amortization	463	466	913	929
Stock-based compensation expense (recovery)	1	(12)	59	(6)
Integration, restructuring and acquisition expenses	14	33	23	75
Adjusted operating profit	$1,306	$1,276	$2,485	$2,370

Rogers Communications Inc.	26	Second Quarter 2013

Adjusted net income and adjusted basic and diluted earnings per share:

The terms adjusted net income and adjusted basic and diluted earnings per share do not have any standardized meaning under IFRS. Therefore, they are unlikely to be comparable to similar measures presented by other companies. We define adjusted net income as net income before stock-based compensation expense, integration, restructuring and acquisition expenses, losses on redemption of long-term debt, impairment of assets, gain on spectrum distribution, gain on sale of investments, and the related income tax impacts of the preceding items and the legislative tax rate changes. We use adjusted net income and adjusted earnings per share, among other measures, to assess the performance of our businesses without the effects of the preceding items because they affect the comparability of our financial results and could potentially distort the analysis of trends in business performance. Excluding these items does not imply they are non-recurring. The most comparable IFRS financial measures are net income and earnings per share. The following table is a reconciliation of net income to adjusted net income on a consolidated basis.

(In millions of dollars)	Three months ended June 30,		Six months ended June 30,
	2013	2012	2013	2012
Net income from continuing operations	$532	$413	$885	$737
Add (deduct):
Stock-based compensation expense	1	(12)	59	(6)
Integration, restructuring and acquisition expenses	14	33	23	75
Gain on sale of investment	(47)	-	(47)	-
Income tax impact of above items	(11)	(10)	(17)	(22)
Income tax adjustment, legislative tax change	8	54	8	54
Adjusted net income	$497	$478	$911	$838

Free cash flow:

The terms pre-tax and after-tax free cash flow do not have any standardized meanings under IFRS. Therefore, they are unlikely to be comparable to similar measures presented by other companies. We define pre-tax free cash flow as adjusted operating profit less property, plant and equipment expenditures and interest expense on long-term debt (net of capitalization). After-tax free cash flow is pre-tax free cash flow less cash income taxes paid. We consider free cash flow to be an important indicator of the financial strength and performance of our business because it shows the amount of cash that is available to repay debt and reinvest in our company. We believe that certain investors and analysts use free cash flow to value a business and its underlying assets. The most comparable IFRS financial measure is cash flows from operating activities. The following table is a reconciliation of cash flows from operating activities to free cash flow on a consolidated basis.

(In millions of dollars)	Three months ended June 30,		Six months ended June 30,
	2013	2012	2013	2012
Cash provided by operating activities	$1,061	$1,079	$1,866	$1,607
Add (deduct):
PP&E expenditures	(525)	(458)	(989)	(907)
Interest on long-term debt expense, net of capitalization	(179)	(162)	(351)	(319)
Integration, restructuring and acquisition expenses	14	33	23	75
Cash income taxes	97	23	212	95
Interest paid	125	87	347	332
Other adjustments	9	54	37	261
Pre-tax free cash flow	602	656	1,145	1,144
Cash income taxes	(97)	(23)	(212)	(95)
After-tax free cash flow	$505	$633	$933	$1,049

Rogers Communications Inc.	27	Second Quarter 2013

Adjusted net debt:

The term adjusted net debt does not have any standardized meaning under IFRS. Therefore, it is unlikely to be comparable to similar measures presented by other companies. We define adjusted net debt as long-term debt before deferred transactions costs, plus Debt Derivatives, short-term borrowings less cash and cash equivalents. We use adjusted net debt to conduct valuation-related analysis and make capital structure related decisions. We believe this is useful to investors and analysts in enabling them to analyze our enterprise and equity value and to assess various leverage ratios as performance measures. The most comparable IFRS financial measure is long-term debt. The following table provides a reconciliation of long-term debt to adjusted net debt.

(In millions of dollars)	June 30, 2013	December 31, 2012
Long-term debt	$10,547	$10,441
Current portion of long-term debt	1,157	348
	11,704	10,789
Add (deduct):
Net derivative liabilities for Debt Derivatives	211	524
Deferred transaction costs	79	69
Short-term borrowings	650	-
Cash and cash equivalents	(875)	(213)
Adjusted net debt	$11,769	$11,169

Calculation of Adjusted Earnings per Share

(In millions of dollars, except per share amounts; number of shares outstanding in millions)	Three months ended June 30,		Six months ended June 30,
	2013	2012	2013	2012
Adjusted basic earnings per share:
Adjusted net income	$497	$478	$911	$838
Divided by: weighted average number of shares outstanding	515	521	515	523
Adjusted basic earnings per share	$0.97	$0.92	$1.77	$1.60
Adjusted diluted earnings per share:
Adjusted net income	$497	$478	$911	$838
Divided by: diluted weighted average number of shares outstanding	517	524	518	526
Adjusted diluted earnings per share	$0.96	$0.91	$1.76	$1.59
Basic earnings per share:
Net income from continuing operations	$532	$413	$885	$737
Net income	$532	$400	$885	$705
Divided by: weighted average number of shares outstanding	515	521	515	523
Basic earnings per share – continuing operations	$1.03	$0.79	$1.72	$1.41
Basic earnings per share	$1.03	$0.77	$1.72	$1.35
Diluted earnings per share:
Net income from continuing operations	$532	$413	$885	$737
Effect on net income of dilutive securities	(50)	(12)	(7)	(13)
Diluted net income from continuing operations	$482	$401	$878	$724
Net income	$532	$400	$885	$705
Effect on net income of dilutive securities	(50)	(12)	(7)	(13)
Diluted net income	$482	$388	$878	$692
Divided by: diluted weighted average number of shares outstanding	517	524	518	526
Diluted earnings per share – continuing operations	$0.93	$0.77	$1.69	$1.38
Diluted earnings per share	$0.93	$0.75	$1.69	$1.32

Rogers Communications Inc.	28	Second Quarter 2013

QUARTERLY CONSOLIDATED FINANCIAL SUMMARY

	2013		2012				2011

(In millions of dollars, except per share amounts)	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3

Operating revenue
Wireless	$1,813	$1,760	$1,920	$1,889	$1,765	$1,706	$1,826	$1,832
Cable	870	861	852	838	843	825	838	826
RBS	90	93	88	86	90	87	93	96
Media	470	341	434	392	440	354	428	407
Corporate items and intercompany eliminations	(31)	(28)	(33)	(29)	(32)	(29)	(30)	(30)

Total operating revenue	3,212	3,027	3,261	3,176	3,106	2,943	3,155	3,131

Adjusted operating profit (loss)
Wireless	821	765	687	843	796	737	670	815
Cable	431	429	421	403	403	378	403	367
RBS	25	23	27	22	22	18	20	19
Media	64	(7)	75	50	79	(14)	44	55
Corporate items and intercompany eliminations	(35)	(31)	(34)	(30)	(24)	(25)	(36)	(29)

Adjusted operating profit(1)	1,306	1,179	1,176	1,288	1,276	1,094	1,101	1,227

Stock-based compensation (expense) recovery	(1)	(58)	(57)	(26)	12	(6)	(34)	19
Integration, restructuring and acquisition expenses	(14)	(9)	(10)	(7)	(33)	(42)	(20)	(15)
Depreciation and amortization	(463)	(450)	(453)	(437)	(466)	(463)	(454)	(427)
Impairment of assets	-	-	(80)	-	-	-	-	-

Operating income	828	662	576	818	789	583	593	804
Finance costs	(185)	(181)	(176)	(169)	(159)	(160)	(158)	(146)
Other income (expense)	60	10	241	(6)	7	8	(3)	1

Net income before income taxes	703	491	641	643	637	431	432	659
Income tax expense	(171)	(138)	(112)	(177)	(224)	(107)	(97)	(162)

Net income from continuing operations	$532	$353	$529	$466	$413	$324	$335	$497
Loss from discontinued operations	-	-	-	-	(13)	(19)	(8)	(6)

Net income	$532	$353	$529	$466	$400	$305	$327	$491

Earnings per share from continuing operations:
Basic	$1.03	$0.69	$1.03	$0.90	$0.79	$0.62	$0.63	$0.92
Diluted	$0.93	$0.68	$1.02	$0.90	$0.77	$0.61	$0.63	$0.88
Earnings per share:
Basic	$1.03	$0.69	$1.03	$0.90	$0.77	$0.58	$0.61	$0.91
Diluted	$0.93	$0.68	$1.02	$0.90	$0.75	$0.57	$0.61	$0.87
Net income	$532	$353	$529	$466	$400	$305	$327	$491
Loss from discontinued operations	-	-	-	-	13	19	8	6

Net income from continuing operations	$532	$353	$529	$466	$413	$324	$335	$497
Add (deduct):
Stock-based compensation expense (recovery)	1	58	57	26	(12)	6	34	(19)
Integration, restructuring and acquisition expenses	14	9	10	7	33	42	20	15
Impairment of assets	-	-	80	-	-	-	-	-
Gain on sale of investment	(47)	-	(233)	-	-	-	-	-
Income tax impact of above items	(11)	(6)	12	(4)	(10)	(12)	(11)	(4)
Income tax adjustment, legislative tax change	8	-	-	-	54	-	(28)	-

Adjusted net income(1)	$497	$414	$455	$495	$478	$360	$350	$489

Adjusted earnings per share from continuing operations(1):
Basic	$0.97	$0.80	$0.88	$0.96	$0.92	$0.69	$0.66	$0.90
Diluted	$0.96	$0.80	$0.88	$0.96	$0.91	$0.68	$0.66	$0.90
Additions to PP&E	$525	$464	$707	$528	$458	$449	$653	$559
Pre-tax free cash flow	$602	$543	$296	$589	$656	$488	$289	$510
After-tax free cash flow	$505	$428	$39	$561	$633	$416	$207	$499
Cash provided by operating activities	$1,061	$805	$668	$1,146	$1,079	$528	$1,025	$1,128

(1)

Adjusted operating profit, adjusted net income, adjusted basic and diluted earnings per share, pre-tax free cash flow and after-tax free cash flow are non-GAAP measures and should not be considered as a substitute or alternative for GAAP measures, in each case determined in accordance with IFRS. See the section “Non-GAAP Measures” for a reconciliation of these measures, which do not have any standardized meaning under IFRS and are therefore unlikely to be comparable to similar measures presented by other companies

Rogers Communications Inc.	29	Second Quarter 2013

SUMMARY FINANCIAL RESULTS OF LONG-TERM DEBT GUARANTOR

Our outstanding public debt, bank credit facilities and Derivatives are unsecured obligations of RCI, as obligor, and RCP, as co-obligor or guarantor, as applicable.

The following table sets forth the selected unaudited consolidating summary financial information for RCI for the periods identified below, presented with a separate column for: (i) RCI; (ii) RCP; (iii) our non-guarantor subsidiaries (“Other Subsidiaries”) on a combined basis; (iv) consolidating adjustments; and (v) the total consolidated amounts.

	Three months ended June 30 (unaudited)
	RCI (1)(2)		RCP (1)(2)		Other Subsidiaries(1)(2)		Consolidating Adjustments (1)(2)		Total Consolidated Amounts
	Jun. 30	Jun. 30	Jun. 30	Jun. 30	Jun. 30	Jun. 30	Jun. 30	Jun. 30	Jun. 30	Jun. 30
(In millions of dollars)	2013	2012	2013	2012	2013	2012	2013	2012	2013	2012

Statement of Income Data:
Revenue	$3	$-	$2,750	$2,692	$499	$452	$(40)	$(38)	$3,212	$3,106
Operating income (loss)	(37)	(24)	828	765	60	65	(23)	(17)	828	789
Net income (loss)	532	400	816	750	257	227	(1,073)	(977)	532	400

	Six months ended June 30 (unaudited)
	RCI (1)(2)		RCP (1)(2)		Other Subsidiaries(1)(2)		Consolidating Adjustments (1)(2)		Total Consolidated Amounts
	Jun. 30	Jun. 30	Jun. 30	Jun. 30	Jun. 30	Jun. 30	Jun. 30	Jun. 30	Jun. 30	Jun. 30
(In millions of dollars)	2013	2012	2013	2012	2013	2012	2013	2012	2013	2012

Statement of Income Data:
Revenue	$5	$-	$5,461	$5,305	$850	$818	$(77)	$(74)	$6,239	$6,049
Operating income (loss)	(98)	(55)	1,593	1,430	37	32	(42)	(35)	1,490	1,372
Net income (loss)	885	705	1,581	1,395	432	396	(2,013)	(1,791)	885	705

	As at period end (unaudited)
	RCI (1)(2)		RCP (1)(2)		Other Subsidiaries(1)(2)		Consolidating Adjustments (1)(2)		Total Consolidated Amounts
	Jun. 30	Dec. 31	Jun. 30	Dec. 31	Jun. 30	Dec. 31	Jun. 30	Dec. 31	Jun. 30	Dec. 31
(In millions of dollars)	2013	2012	2013	2012	2013	2012	2013	2012	2013	2012

Balance Sheet Data (at period end):
Current assets	$2,654	$1,682	$9,555	$8,209	$2,832	$1,905	$(12,140)	$(9,575)	$2,901	$2,221
Non-current assets	30,535	27,388	12,362	12,232	6,956	6,642	(31,253)	(28,865)	18,600	17,397
Current liabilities	13,166	9,717	2,682	2,776	1,827	1,129	(13,185)	(10,620)	4,490	3,002
Non-current liabilities	12,260	12,082	424	438	(52)	179	125	149	12,757	12,848

(1)	For the purposes of this table, investments in subsidiary companies are accounted for by the equity method.
(2)

Amounts recorded in current liabilities and non-current liabilities for RCP do not include any obligations arising as a result of it being a guarantor or co-obligor, as the case may be, under any of RCI’s long-term debt.

Rogers Communications Inc.	30	Second Quarter 2013

Caution Regarding Forward-Looking Statements, Risks and Assumptions

This MD&A includes “forward-looking information” within the meaning of applicable securities laws and assumptions concerning, among other things our business, its operations and its financial performance and condition approved by management on the date of this MD&A. This forward-looking information and these assumptions include, but are not limited to, statements with respect to our objectives and strategies to achieve those objectives, as well as statements with respect to our beliefs, plans, expectations, anticipations, estimates or intentions. This forward-looking information also includes, but is not limited to, guidance and forecasts relating to revenue, adjusted operating profit, property plant and equipment expenditures, cash income tax payments, free cash flow, dividend payments, expected growth in subscribers and the services to which they subscribe, the cost of acquiring subscribers and the deployment of new services continued cost reductions and efficiency improvements, and all other statements that are not historical facts. The words “could”, “expect”, “may”, “anticipate”, “assume”, “believe”, “intend”, “estimate”, “plan”, “project”, “guidance”, and similar expressions are intended to identify statements containing forward-looking information, although not all forward-looking statements include such words. Conclusions, forecasts and projections set out in forward-looking information are based on our current objectives and strategies and on estimates and other factors and expectations and assumptions, most of which are confidential and proprietary, that we believe to be reasonable at the time applied, but may prove to be incorrect, including, but not limited to: general economic and industry growth rates, currency exchange rates, product pricing levels and competitive intensity, subscriber growth, usage and churn rates, changes in government regulation, technology deployment, device availability, the timing of new product launches, content and equipment costs, the integration of acquisitions, industry structure and stability.

Except as otherwise indicated, this MD&A and our forward-looking statements do not reflect the potential impact of any non-recurring or other special items or of any dispositions, monetizations, mergers, acquisitions, other business combinations or other transactions that may be considered or announced or may occur after the date the statement containing the forward-looking information is made.

We caution that all forward-looking information, including any statement regarding our current objectives, strategies and intentions and any factor, assumptions, estimate or expectation underlying the forward-looking information, is inherently subject to change and uncertainty and that actual results may differ materially from those expressed or implied by the forward-looking information. A number of risks, uncertainties and other factors could cause actual results and events to differ materially from those expressed or implied in the forward-looking information or could cause our current objectives, strategies and intentions to change, including but not limited to: new interpretations and new accounting standards from accounting standards bodies, economic conditions, technological change, the integration of acquisitions, unanticipated changes in content or equipment costs, changing conditions in the entertainment, information and communications industries, regulatory changes, litigation and tax matters, the level of competitive intensity and the emergence of new opportunities.

Many of these factors are beyond our control and current expectation or knowledge. Should one or more of these risks, uncertainties or other factors materialize, our objectives, strategies or intentions change, or any other factors or assumptions underlying the forward-looking information prove incorrect, our actual results and our plans could vary significantly from what we currently foresee. Accordingly, we warn investors to exercise caution when considering statements containing forward-looking information and that it would be unreasonable to rely on such statements as creating legal rights regarding our future results or plans. We are under no obligation (and we expressly disclaim any such obligation) to update or alter any statements containing forward-looking information or the factors or assumptions underlying them, whether as a result of new information, future events or otherwise, except as required by law. All of the forward-looking information in this MD&A is qualified by the cautionary statements herein.

Before making any investment decisions and for a detailed discussion of the risks, uncertainties and environment associated with our business, fully review the sections of this MD&A entitled “Updates to Risks and Uncertainties” and “Government Regulation and Regulatory Developments”, and also fully review the “Operating Environment” sections entitled “Risks and Uncertainties Affecting Our Businesses” and “Government Regulation and Regulatory Developments” in our 2012 Annual MD&A. Our annual and quarterly reports can be found online at rogers.com/investors, sedar.com and sec.gov or are available directly from Rogers.

Rogers Communications Inc.	31	Second Quarter 2013

About Rogers Communications Inc.

Rogers Communications is a diversified public Canadian communications and media company. We are Canada’s largest provider of wireless communications services and one of Canada’s leading providers of cable television, high-speed Internet and telephony services. Through Rogers Media, we are engaged in radio and television broadcasting, televised shopping, magazines and trade publications, sports entertainment, and digital media. We are publicly traded on the Toronto Stock Exchange (TSX: RCI.A and RCI.B) and on the New York Stock Exchange (NYSE: RCI). For further information about the Rogers group of companies, please visit rogers.com. Information contained in or connected to our website is not part of and not incorporated into this MD&A.

Investment Community Contacts

Bruce M. Mann, 416.935.3532, bruce.mann@rci.rogers.com

Dan R. Coombes, 416.935.3550, dan.coombes@rci.rogers.com

Media Contact

Terrie Tweddle, 416.935.4727, terrie.tweddle@rci.rogers.com

Quarterly Investment Community Conference Call

As previously announced by press release, a live webcast of our quarterly results teleconference with the investment community will be broadcast via the Internet at rogers.com/webcast beginning at 8:30 a.m. ET today, July 24, 2013. A rebroadcast of this teleconference will be available on the Events and Presentations page of Rogers’ Investor Relations website, rogers.com/investors, for a period of at least two weeks following the teleconference.

# # #

Rogers Communications Inc.	32	Second Quarter 2013

Unaudited Interim Condensed Consolidated Financial Statements of

Rogers Communications Inc.

Three and six months ended June 30, 2013 and 2012

Rogers Communications Inc.

Unaudited Interim Condensed Consolidated Statements of Income

(In millions of Canadian dollars, except per share amounts)

		Three months ended June 30,		Six months ended June 30,
	Note	2013	2012	2013	2012

Operating revenue		$3,212	$3,106	$6,239	$6,049

Operating expenses:
Operating costs	4	1,907	1,818	3,813	3,673
Integration, restructuring and acquisition costs	8	14	33	23	75
Depreciation and amortization		463	466	913	929

Operating income		828	789	1,490	1,372

Finance costs	5	(185)	(159)	(366)	(319)
Other income, net	7	60	7	70	15

Income before income taxes		703	637	1,194	1,068

Income tax expense		171	224	309	331

Net income for the period from continuing operations		532	413	885	737
Loss from discontinued operations, net of tax	6	–	(13)	–	(32)

Net income for the period		$532	$400	$885	$705

Earnings per share - basic:
Earnings per share from continuing operations	9	$1.03	$0.79	$1.72	$1.41
Loss per share from discontinued operations	9	–	(0.02)	–	(0.06)

Earnings per share - basic		$1.03	$0.77	$1.72	$1.35

Earnings per share - diluted:
Earnings per share from continuing operations	9	$0.93	$0.77	$1.69	$1.38
Loss per share from discontinued operations	9	–	(0.02)	–	(0.06)

Earnings per share - diluted		$0.93	$0.75	$1.69	$1.32

The accompanying notes are an integral part of the unaudited interim condensed consolidated financial statements.

Rogers Communications Inc.	1	Second Quarter 2013

Rogers Communications Inc.

Unaudited Interim Condensed Consolidated Statements of Comprehensive Income

(In millions of Canadian dollars)

	Three months ended June 30,		Six months ended June 30,
	2013	2012	2013	2012

Net income for the period	$532	$400	$885	$705

Other comprehensive income (loss):

Items that may subsequently be reclassified to income:
Change in fair value of available-for-sale investments:
Increase (decrease) in fair value	(19)	(114)	115	(65)
Related income tax recovery (expense)	1	15	(13)	9

	(18)	(99)	102	(56)
Cash flow hedging derivative instruments:
Change in fair value of derivative instruments	190	82	182	19
Reclassification to net income of foreign exchange loss on long-term debt	(175)	(80)	(238)	(4)
Reclassification to net income of accrued interest	14	14	27	29
Related income tax expense	(13)	(7)	(4)	(9)

	16	9	(33)	35

Other comprehensive income (loss) for the period	(2)	(90)	69	(21)

Comprehensive income for the period	$530	$310	$954	$684

The accompanying notes are an integral part of the unaudited interim condensed consolidated financial statements.

Rogers Communications Inc.	2	Second Quarter 2013

Rogers Communications Inc.

Unaudited Interim Condensed Consolidated Statements of Financial Position

(In millions of Canadian dollars)

	Note	June 30, 2013	December 31, 2012

Assets

Current assets:
Cash and cash equivalents		$875	$213
Accounts receivable		1,416	1,536
Other current assets		567	464
Current portion of derivative instruments		43	8

		2,901	2,221

Property, plant and equipment		9,848	9,576
Goodwill	7	3,648	3,215
Intangible assets	7	3,219	2,951
Investments		1,408	1,484
Derivative instruments		127	42
Other long-term assets	7	324	98
Deferred tax assets		26	31

		$21,501	$19,618

Liabilities and Shareholders’ Equity

Current liabilities:
Short-term borrowings	10	$650	$–
Accounts payable and accrued liabilities		1,986	2,135
Income tax payable		78	24
Current portion of provisions		6	7
Current portion of long-term debt	11	1,157	348
Current portion of derivative instruments		269	144
Unearned revenue		344	344

		4,490	3,002

Provisions		34	31
Long-term debt	11	10,547	10,441
Derivative instruments		135	417
Other long-term liabilities		438	458
Deferred tax liabilities		1,603	1,501

		17,247	15,850

Shareholders’ equity	13	4,254	3,768

		$21,501	$19,618

Contingencies	16

The accompanying notes are an integral part of the unaudited interim condensed consolidated financial statements.

Rogers Communications Inc.	3	Second Quarter 2013

Rogers Communications Inc.

Unaudited Interim Condensed Consolidated Statements of Changes in Shareholders’ Equity

(In millions of Canadian dollars)

Six months ended June 30, 2013

	Class A Voting shares		Class B Non-Voting shares		Share premium	Retained earnings	Available- for-sale financial assets reserve	Hedging reserve	Total shareholders’ equity

Six months ended June 30, 2013	Amount	Number of shares	Amount	Number of shares

		(000s)		(000s)

Balances, December 31, 2012	$72	112,462	$397	402,788	$–	$3,046	$243	$10	$3,768

Net income for the period	–	–	–	–	–	885	–	–	885

Other comprehensive income:
Available-for-sale investments, net of tax	–	–	–	–	–	–	102	–	102
Derivative instruments, net of tax	–	–	–	–	–	–	–	(33)	(33)

Total other comprehensive income	–	–	–	–	–	–	102	(33)	69

Comprehensive income for the period	–	–	–	–	–	885	102	(33)	954

Transactions with shareholders, recorded directly in equity:
Repurchase of Class B Non-Voting shares	–	–	(1)	(547)	–	(21)	–	–	(22)
Dividends declared	–	–	–	–	–	(448)	–	–	(448)
Shares issued on exercise of stock options	–	–	2	46	–	–	–	–	2

Total transactions with shareholders	–	–	1	(501)	–	(469)	–	–	(468)

Balances, June 30, 2013	$72	112,462	$398	402,287	$–	$3,462	$345	$(23)	$4,254

Six months ended June 30, 2012

	Class A Voting shares		Class B Non-Voting shares		Share premium	Retained earnings	Available- for-sale financial assets reserve	Hedging reserve	Total shareholders’ equity
Six months ended June 30, 2012	Amount	Number of shares	Amount	Number of shares

		(000s)		(000s)

Balances, December 31, 2011	$72	112,462	$406	412,395	$243	$2,443	$433	$(25)	$3,572

Net income for the period	–	–	–	–	–	705	–	–	705

Other comprehensive income (loss):
Available-for-sale investments, net of tax	–	–	–	–	–	–	(56)	–	(56)
Derivative instruments, net of tax	–	–	–	–	–	–	–	35	35

Total other comprehensive income	–	–	–	–	–	–	(56)	35	(21)

Comprehensive income for the period	–	–	–	–	–	705	(56)	35	684

Transactions with shareholders, recorded directly in equity:
Repurchase of Class B Non-Voting shares	–	–	(10)	(9,637)	(243)	(97)	–	–	(350)
Dividends declared	–	–	–	–	–	(412)	–	–	(412)
Shares issued on exercise of stock options	–	–	1	25	–	–	–	–	1

Total transactions with shareholders	–	–	(9)	(9,612)	(243)	(509)	–	–	(761)

Balances, June 30, 2012	$72	112,462	$397	402,783	$–	$2,639	$377	$10	$3,495

The accompanying notes are an integral part of the unaudited interim condensed consolidated financial statements.

Rogers Communications Inc.	4	Second Quarter 2013

Rogers Communications Inc.

Unaudited Interim Condensed Consolidated Statements of Cash Flows

(In millions of Canadian dollars)

		Three months ended		Six months ended
		June 30,		June 30,
	Note	2013	2012	2013	2012

Cash provided by (used in):

Operating activities:
Net income for the period		$532	$400	$885	$705
Adjustments to reconcile net income to net cash flows provided by operating activities:
Depreciation and amortization		463	466	913	929
Gain on sale of investment	7	(47)	–	(47)	–
Program rights amortization		11	27	24	49
Finance costs	5	185	159	366	319
Income tax expense		171	220	309	321
Pension contributions, net of expense		(14)	(14)	(17)	(18)
Stock-based compensation expense (recovery)	14	1	(12)	59	(6)
Other		(9)	(4)	(10)	(12)
		1,293	1,242	2,482	2,287
Change in non-cash operating working capital items		(10)	(53)	(57)	(253)
		1,283	1,189	2,425	2,034
Interest paid		(125)	(87)	(347)	(332)
Income taxes paid		(97)	(23)	(212)	(95)

Cash provided by operating activities		1,061	1,079	1,866	1,607

Investing activities:
Additions to property, plant and equipment (“PP&E”)		(525)	(458)	(989)	(907)
Change in non-cash working capital items related to PP&E		(83)	(7)	(135)	(102)
Acquisitions, net of cash and cash equivalents acquired	7	(341)	–	(591)	–
Spectrum license option deposit	7	(200)	–	(250)	–
Proceeds on sale of investment	7	–	–	59	–
Additions to program rights		(12)	(3)	(26)	(21)
Other		(1)	(8)	(25)	(14)

Cash used in investing activities		(1,162)	(476)	(1,957)	(1,044)

Rogers Communications Inc.	5	Second Quarter 2013

Rogers Communications Inc.

Unaudited Interim Condensed Consolidated Statements of Cash Flows

(In millions of Canadian dollars)

	Note	Three months ended June 30,		Six months ended June 30,
		2013	2012	2013	2012

Financing activities:
Issuance of long-term debt	11	–	1,500	1,030	2,090
Repayment of long-term debt	11	(356)	(890)	(356)	(1,240)
Payment on settlement of cross-currency interest rate exchange agreement and forward contracts		(766)	–	(766)	–
Proceeds on settlement of cross-currency interest rate exchange agreement and forward contracts		662	–	662	–
Transaction costs incurred	11	(2)	(9)	(17)	(9)
Repurchase of Class B
Non-Voting shares	13	(22)	(350)	(22)	(350)
Proceeds on short-term borrowings	10	250	–	650	–
Dividends paid		(224)	(207)	(428)	(394)

Cash provided (used) by financing activities		(458)	44	753	97

Change in cash and cash equivalents		(559)	647	662	660

Cash and cash equivalents, beginning of period		1,434	(44)	213	(57)

Cash and cash equivalents, end of period		$875	$603	$875	$603

The change in non-cash operating working capital items is as follows:
Accounts receivable		$(23)	$(50)	$150	$200
Other current assets		(73)	(59)	(118)	(211)
Accounts payable and accrued liabilities		98	61	(85)	(249)
Unearned revenue		(12)	(5)	(4)	7
		$(10)	$(53)	$(57)	$(253)

Cash and cash equivalents (bank advances) are defined as cash and short-term deposits, which have an original maturity of less than 90 days, less bank advances.

The accompanying notes are an integral part of the unaudited interim condensed consolidated financial statements.

Rogers Communications Inc.	6	Second Quarter 2013

Rogers Communications Inc.

Notes to Unaudited Interim Condensed Consolidated Financial Statements

(Tabular amounts in millions of Canadian dollars, except per share amounts unless otherwise noted)

1. Nature of the business:

Rogers Communications Inc. (“RCI”) is a diversified Canadian communications and media company, incorporated in Canada, with substantially all of its operations and sales in Canada. RCI and its subsidiary companies are collectively referred to herein as the “Company”. The Company’s registered office is located at 333 Bloor Street East, Toronto, Ontario, M4W 1G9.

As of June 30, 2013, the Company reported the results of four segments: Wireless, Cable, Business Solutions (“RBS”), and Media. Through Wireless, the Company is engaged in wireless voice and data communications services. Through its Cable and RBS segments, the Company provides cable television services, high-speed Internet access, and telephony services to both consumers and businesses. Through its Media segment, the Company is engaged in radio and television broadcasting, digital media, televised shopping, publication and distribution, and sports entertainment.

The Company is publicly traded on the Toronto Stock Exchange (TSX: RCI.a and RCI.b) and on the New York Stock Exchange (NYSE: RCI).

2. Significant accounting policies:

(a) Statement of compliance:

These interim condensed consolidated financial statements have been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting (“IAS 34”) as issued by the International Accounting Standards Board (“IASB”) and on a basis consistent with the accounting policies disclosed in the annual audited consolidated financial statements for the year ended December 31, 2012, with the exception of those new accounting policies that were adopted on January 1, 2013 as more fully described in note 2(b). These unaudited interim condensed consolidated financial statements of RCI for the three months and six months ended June 30, 2013 were approved by the Audit Committee on July 23, 2013.

(b) Basis of presentation:

These unaudited interim condensed consolidated financial statements include the accounts of Rogers Communications Inc. and its subsidiaries. The notes presented in these unaudited interim condensed consolidated financial statements include in general only significant changes and transactions occurring since the Company’s last year end, and are not fully inclusive of all disclosures required by IFRS for annual financial statements. These unaudited interim condensed consolidated financial statements should be read in conjunction with the annual audited consolidated financial statements, including the notes thereto, for the year ended December 31, 2012 (the “2012 financial statements”).

The Company’s operating results are subject to seasonal fluctuations that materially impact quarter-to-quarter operating results and, thus, one quarter’s operating results are not necessarily indicative of a subsequent quarter’s operating results.

These unaudited interim condensed consolidated financial statements follow the same accounting policies and methods of application as the 2012 financial statements, with the exception of the following new accounting standards and amendments which the Company adopted and were effective for the Company’s interim and annual consolidated financial statements commencing January 1, 2013.

-	IFRS 10, Consolidated Financial Statements
-	IFRS 11, Joint Arrangements
-	IFRS 12, Disclosure of Interest in Other Entities
-	IFRS 13, Fair Value Measurement
-	IAS 19, Employee Benefits
-	IAS 27, Separate Financial Statements
-	IAS 28, Investments in Associates and Joint Ventures

The accounting pronouncements adopted by the Company that had an impact on financial results or require further explanation are explained as follows:

Rogers Communications Inc.	7	Second Quarter 2013

Notes to Unaudited Interim Condensed Consolidated Financial Statements

IFRS 10, Consolidated Financial Statements (“IFRS 10”)

As a result of the adoption of IFRS 10, the Company has changed its accounting policy with respect to determining whether it has control over and consequently whether it consolidates its investees. IFRS 10 introduces a new control model that is applicable to all investees. Among other things, it requires the consolidation of an investee if the Company controls the investee on the basis of de facto circumstances.

In accordance with the transitional provisions of IFRS 10, the Company re-assessed the control conclusion for its investees at January 1, 2013. The Company made no changes as a result of this process in the current or comparative period.

IFRS 11, Joint Arrangements (“IFRS 11”)

As a result of the adoption of IFRS 11, the Company has changed its accounting policy with respect to its interests in joint arrangements.

Under IFRS 11, the Company classifies its interests in joint arrangements as either joint operations or joint ventures depending on the Company’s rights to the assets and obligations for the liabilities of the arrangements. When making this assessment, the Company considers the structure of the arrangements, the legal form of any separate vehicles, the contractual terms of the arrangements and other facts and circumstances. The Company has re-evaluated its involvement in its joint arrangements and has accounted for these either using the proportionate consolidation method, or the equity method depending on whether the investment is defined as a joint operation or a joint venture, respectively. The adoption of IFRS 11 was not material to prior periods.

IFRS 13, Fair Value Measurement (“IFRS 13”)

On January 1, 2013, the Company adopted IFRS 13, which provides a single source of guidance on how fair value is measured, replacing the fair value measurement guidance contained in individual IFRSs. IFRS 13 defines fair value and establishes a framework for measuring fair value. It does not introduce new fair value measurements, nor does it eliminate the practicability exceptions to fair value measurements that currently exist in certain standards. Disclosures required under IFRS 13 for condensed consolidated interim financial statements have been included in Note 12.

IAS 19, Employee Benefits (“IAS 19”)

On January 1, 2013, the Company adopted IAS 19 Employee Benefits (2011), which changes the basis for determining the income or expense related to defined benefit plans. This amendment eliminates the concept of return on plan assets and interest cost (income) and replaces it with a net interest cost that is calculated by applying the discount rate to the net liability (asset). The net interest cost takes into account any changes in the net defined benefit liability (asset) during the period as a result of contributions and benefit payments. The adoption of the amended standard did not have a material impact on net assets as at January 1, 2012 and December 31, 2012 and the comparative period for the three or six months ended June 30, 2012.

Rogers Communications Inc.	8	Second Quarter 2013

Notes to Unaudited Interim Condensed Consolidated Financial Statements

3. Segmented information:

The Company’s chief operating decision makers are the Chief Executive Officer and Chief Financial Officer. They review the operations and performance of the Company by segments, which include Wireless, Cable, RBS and Media. Segment results that are reported to the Company’s chief decision makers include items directly attributable to a segment as well as those that can be allocated on a reasonable basis.

The accounting policies of the segments are the same as those described in Note 2 to the 2012 financial statements, as amended by the newly adopted accounting principles addressed in Note 2(b). The chief operating decision makers review adjusted operating profit as a key measure of performance for each segment and for purposes of making decisions on resource allocations. Adjusted operating profit is income before integration, restructuring and acquisition costs, stock-based compensation expense, depreciation and amortization, finance costs, other income, and income taxes. This measure of segment operating results differs from operating income in the consolidated statements of income. All of the Company’s reportable segments are substantially in Canada.

Information by reportable segments is as follows, which is regularly reported to the chief operating decision makers:

Three months ended June 30, 2013	Wireless	Cable	RBS	Media	Corporate items and eliminations	Consolidated Totals

Operating revenue	$1,813	$870	$90	$470	$(31)	$3,212

Operating costs(1)	992	439	65	406	4	1,906

Adjusted operating profit	821	431	25	64	(35)	1,306

Integration, restructuring and acquisition costs						14
Stock-based compensation expense(1)						1
Depreciation and amortization						463

Operating income						828

Finance costs						(185)
Other income						60

Income before income taxes						$703

(1)	Included with operating costs in the unaudited interim condensed consolidated statements of income.

Rogers Communications Inc.	9	Second Quarter 2013

Notes to Unaudited Interim Condensed Consolidated Financial Statements

Three months ended June 30, 2012	Wireless	Cable	RBS	Media	Corporate items and eliminations	Consolidated Totals

Operating revenue	$1,765	$843	$90	$440	$(32)	$3,106

Operating costs(1)	969	440	68	361	(8)	1,830

Adjusted operating profit	796	403	22	79	(24)	1,276

Integration, restructuring and acquisition costs						33
Stock-based compensation expense(1)						(12)
Depreciation and amortization						466

Operating income						789

Finance costs						(159)
Other income						7

Income before income taxes						$637

(1)	Included with operating costs in the unaudited interim condensed consolidated statements of income.

Six months ended June 30, 2013	Wireless	Cable	RBS	Media	Corporate items and eliminations	Consolidated Totals

Operating revenue	$3,573	$1,731	$183	$811	$(59)	$6,239

Operating costs(1)	1,987	871	135	754	7	3,754

Adjusted operating profit	1,586	860	48	57	(66)	2,485

Integration, restructuring and acquisition costs						23
Stock-based compensation expense(1)						59
Depreciation and amortization						913

Operating income						1,490

Finance costs						(366)
Other income						70

Income before income taxes						$1,194

(1)	Included with operating costs in the unaudited interim condensed consolidated statements of income.

Rogers Communications Inc.	10	Second Quarter 2013

Notes to Unaudited Interim Condensed Consolidated Financial Statements

Six months ended June 30, 2012	Wireless	Cable	RBS	Media	Corporate items and eliminations	Consolidated Totals

Operating revenue	$3,471	$1,668	$177	$794	$(61)	$6,049

Operating costs(1)	1,938	887	137	729	(12)	3,679

Adjusted operating profit	1,533	781	40	65	(49)	2,370

Integration, restructuring and acquisition costs						75
Stock-based compensation expense(1)						(6)
Depreciation and amortization						929

Operating income						1,372

Finance costs						(319)
Other income						15

Income before income taxes						$1,068

(1)	Included with operating costs in the unaudited interim condensed consolidated statements of income.

The Company applies the same basis of accounting for transactions between reportable segments as transactions with external parties.

4. Operating costs:

	Three months ended June 30,		Six months ended June 30,
	2013	2012	2013	2012

Cost of equipment sales and direct channel subsidies	$378	$330	$729	$657
Merchandise for resale	45	39	89	83
Other external purchases	987	1,010	2,006	2,065
Employee salaries and benefits and stock-based compensation	497	439	989	868

	$1,907	$1,818	$3,813	$3,673

Rogers Communications Inc.	11	Second Quarter 2013

Notes to Unaudited Interim Condensed Consolidated Financial Statements

5. Finance costs:

	Three months ended June 30,		Six months ended June 30,
	2013	2012	2013	2012

Interest on long-term debt	$185	$171	$363	$338
Interest on pension liability	4	–	8	–
Foreign exchange loss	4	7	19	1
Change in fair value of derivative instruments	(7)	(12)	(19)	(5)
Capitalized interest	(6)	(9)	(12)	(19)
Other	5	2	7	4

	$185	$159	$366	$319

6. Discontinued operations:

During the six months ended June 30, 2012, the Company discontinued its Video segment. Accordingly, the Video segment results of operations have been reported as discontinued operations. As of June 30 2012, Rogers’ stores no longer offer video and game rentals or sales at any of its retail locations. Certain of these stores continue to serve customers’ wireless and cable needs. The results of the discontinued operations are as follows:

	Three months ended June 30,		Six months ended June 30,
	2013	2012	2013	2012

Operating revenue	$–	$7	$–	$18
Operating costs	–	16	–	30
	–	(9)	–	(12)
Integration, restructuring and acquisition costs	–	8	–	30

Loss before income taxes	–	(17)	–	(42)
Income tax recovery	–	(4)	–	(10)

Loss from discontinued operations for the period	$–	$(13)	$–	$(32)

Cash flows from operating activities for the discontinued Video segment for the three and six months ended June 30, 2013 was nil and nil, respectively (2012 – $7 million and $2 million). The Video segment did not have any cash flows from investing or financing activities for the three and six months ended June 30, 2013 or June 30, 2012.

7. Business combinations:

(i) Mountain Cablevision Ltd. (“Mountain Cable”)

In January 2013, the Company entered into an agreement with Shaw Communications Inc. (“Shaw”) to secure an option to purchase Shaw’s Advanced Wireless Services (“AWS”) spectrum holdings in 2014, and to acquire Shaw’s cable system in Hamilton, Ontario – Mountain Cable. As part of the agreement, Shaw also acquired the Company’s one-third equity interest in TVtropolis.

On May 1, 2013, the Company closed the agreement with Shaw, to purchase 100% of the common shares of Mountain Cable for cash consideration of $398 million. Mountain Cable delivers a full bundle of advanced cable television, Internet and telephony services over its recently upgraded hybrid fibre and coaxial cable network. The acquisition expands Rogers’ cable business in the Southern Ontario area and will allow the Company to drive synergies through increased service area and cost efficiencies.

Rogers Communications Inc.	12	Second Quarter 2013

Notes to Unaudited Interim Condensed Consolidated Financial Statements

The acquisition was accounted for using the acquisition method in accordance with IFRS 3, Business Combinations (“IFRS 3”) with the results of operations consolidated with those of the Company effective May 1, 2013 and has contributed incremental revenue of $11 million and an operating loss of $1 million (including depreciation and amortization of $6 million and acquisition transaction costs of $2 million which were charged to integration, restructuring and acquisition costs) for the three months ended June 30, 2013.

The final fair values of the assets acquired and liabilities assumed in the acquisition are summarized as follows:

Fair value of consideration transferred	$398

Current assets	$3
PP&E	53
Intangible assets – Customer relationships	135
Current liabilities	(5)
Deferred tax liabilities	(44)
Fair value of net identifiable assets acquired and liabilities assumed	142
Goodwill	$256

Goodwill represents the expected operational synergies with the acquiree and/or intangible assets that do not qualify for separate recognition. The goodwill was allocated to the Cable reporting segment and is not tax deductible. The customer relationships are being amortized over 5 years.

As part of this agreement with Shaw, during the three months ended June 30, 2013, the Company closed the transaction to sell the Company’s one-third interest in TVtropolis after obtaining regulatory approval from the CRTC and recorded a gain of $47 million which is recorded in other income. Proceeds on the sale of $59 million had previously been received during the three months ended March 31, 2013.

During the three months ended March 31, 2013, the Company paid a deposit of $50 million for the option to purchase Shaw’s AWS spectrum holdings pending regulatory approval. An additional $200 million was paid as an incremental deposit during the three months ended June 30, 2013. The total deposit of $250 million is included in other long-term assets in the consolidated statement of financial position. Under the agreement, $200 million of this balance is refundable if the transaction does not close. The exercise of the spectrum license option is not expected to occur until late 2014.

(ii) BLACKIRON Data ULC (“Blackiron”)

On April 17, 2013, the Company closed an agreement with Primus Telecommunications Canada Inc. to acquire 100% of the common shares of Blackiron for cash consideration of $198 million, after certain working capital adjustments. Blackiron provides RBS the ability to enhance its suite of enterprise-level data centre and cloud computing services along with fibre-based network connectivity services.

The acquisition was accounted for using the acquisition method in accordance with IFRS 3 with the results of operations consolidated with those of the Company effective April 17, 2013 and has contributed incremental revenue of $8 million and an operating loss of $1 million (including depreciation and amortization of $2 million and acquisition transaction costs of $1 million which were charged to integration, restructuring and acquisition costs) for the three months ended June 30, 2013.

Rogers Communications Inc.	13	Second Quarter 2013

Notes to Unaudited Interim Condensed Consolidated Financial Statements

The final fair values of the assets acquired and liabilities assumed in the acquisition are summarized as follows:

Fair value of consideration transferred	$198

Current assets	$4
PP&E	35
Intangible assets – Customer relationships	45
Current liabilities	(8)
Deferred tax liabilities	(7)
Fair value of net identifiable assets acquired and liabilities assumed	69
Goodwill	$129

Goodwill represents the expected operational synergies with the acquiree and/or intangible assets that do not qualify for separate recognition. The goodwill has been allocated to the RBS reporting segment and is not tax deductible. The customer relationships are being amortized over 10 years.

(iii) Score Media Inc. (“theScore”)

On April 30, 2013, the Company received final regulatory approval to acquire theScore. The Company previously paid $167 million on October 19, 2012 to obtain 100% of the shares of theScore, which were held in Trust until regulatory approval was obtained. The acquisition builds on Rogers’ rich history in sports broadcasting and reinforces its commitment to delivering premium sports content to its audiences on their platform of choice.

The acquisition was accounted for using the acquisition method in accordance with IFRS 3 with the results of operations consolidated with those of the Company effective April 30, 2013 and has contributed incremental revenue of $7 million and an operating income of $nil (including depreciation and amortization of $1 million and acquisition transaction costs of $2 million which were charged to integration, restructuring and acquisition costs) for the three months ended June 30, 2013.

The final fair values of the assets acquired and liabilities assumed in the acquisition are summarized as follows:

Fair value of consideration transferred	$167

Cash	$5
Current assets	12
PP&E	11
Intangible assets – Broadcast license	104
Current liabilities	(6)
Deferred tax liabilities	(7)
Fair value of net identifiable assets acquired and liabilities assumed	119
Goodwill	$48

Goodwill represents the expected operational synergies with the acquiree and/or intangible assets that do not qualify for separate recognition. The goodwill has been allocated to the Media segment and is not tax deductible. The broadcast license is considered an indefinite life intangible asset.

(iv) Pro forma disclosures:

Since the acquisition dates, the Company has recorded revenue relating to these above acquisitions of $26 million, and an operating loss relating to these acquisitions of $2 million (including depreciation and amortization of $9 million acquisition transaction costs of $5 million which were charged to integration, restructuring and acquisition costs). If the acquisitions had occurred on January 1, 2013, the Company estimates its revenue would have been $72 million higher and operating income would have been $3 million higher for the six months ended June 30, 2013.

Rogers Communications Inc.	14	Second Quarter 2013

Notes to Unaudited Interim Condensed Consolidated Financial Statements

8.	Integration, restructuring and acquisition costs:

During the three and six months ended June 30, 2013, the Company incurred $14 million and $23 million, respectively, costs related to severances resulting from the targeted restructuring of its employee base, and acquisition transaction costs and integration of acquired businesses.

The additions to the liabilities related to the integration, restructuring and acquisition activities and payments made against such liabilities during 2013 are as follows:

	As at December 31, 2012	Additions	Payments	As at June 30, 2013
Severances resulting from the targeted restructuring of the Company’s employee base	$50	$18	$(30)	$38
Acquisition transaction costs and integration of acquired businesses	3	5	(5)	3
	$53	$23	$(35)	$41

The remaining liability of $41 million as at June 30, 2013, which is included in accounts payable and accrued liabilities, is expected to be paid over fiscal 2013 to 2014.

Rogers Communications Inc.	15	Second Quarter 2013

Notes to Unaudited Interim Condensed Consolidated Financial Statements

9.	Earnings per share:

The following table sets forth the calculation of basic and diluted earnings per share for the three and six months ended June 30, 2013 and 2012:

	Three months ended June 30,		Six months ended June 30,
	2013	2012	2013	2012

Numerator:
Net income for the period from continuing operations	$532	$413	$885	$737
Loss from discontinued operations	–	(13)	–	(32)

Net income for the period	$532	$400	$885	$705

Denominator (in millions):
Weighted average number of shares outstanding - basic	515	521	515	523

Effect of dilutive securities:
Employee stock options	2	3	3	3

Weighted average number of shares outstanding - diluted	517	524	518	526

Earnings per share - basic:
Earnings per share from continuing operations	$1.03	$0.79	$1.72	$1.41
Loss per share from discontinued operations	–	(0.02)	–	(0.06)

Earnings per share - basic	1.03	$0.77	$1.72	$1.35

Earnings per share - diluted:
Earnings per share from continuing operations	$0.93	$0.77	$1.69	$1.38
Loss per share from discontinued operations	–	(0.02)	–	(0.06)

Earnings per share - diluted	$0.93	$0.75	$1.69	$1.32

For the three and six months ended June 30, 2013, accounting for outstanding share-based payments under the equity-settled method of stock-based compensation was determined to be more dilutive than the accounting for these payments under cash-settled accounting. As a result, net income for the three and six months ended June 30, 2013 was reduced by $50 million (2012 – $12 million) and $7 million (2012 – $13 million), respectively, in the diluted earnings per share calculation to account for these awards as if they were equity-settled.

For the three and six months ended June 30, 2013, there were no anti-dilutive options that were out of the money and therefore excluded from the calculation (2012 – 1,900,133 and 1,743,610).

Rogers Communications Inc.	16	Second Quarter 2013

Notes to Unaudited Interim Condensed Consolidated Financial Statements

10.	Accounts receivable securitization:

Effective December 31, 2012, the Company entered into an accounts receivable securitization program with a Canadian financial institution which enables the Company to sell certain trade receivables into the program. The proceeds of the sales, which are limited to $900 million, are recognized in current liabilities as revolving floating rate loans, secured by those trade receivables. The Company will continue to service the accounts receivable and retain substantially all of the risks and rewards, and therefore has continued to recognize the receivables in current assets on the unaudited interim condensed consolidated statement of financial position.

The terms of the Company’s accounts receivable securitization program are committed until its expiry on December 31, 2015. The buyer’s interest in these trade receivables ranks ahead of the Company’s interest. The buyer of the Company’s trade receivables has no further claim on any of the Company’s other assets. As at June 30, 2013, $1,062 million of trade accounts receivables were pledged to the program as security for the short term borrowings.

On May 31, 2013, the Company received an additional $250 million of funding under the securitization program. These fundings are presented as short-term borrowings on the unaudited interim condensed consolidated statement of financial position.

11.	Long-term debt:

	Due date	Principal amount	Interest rate	June 30, 2013	December 31, 2012

Bank credit facility			Floating	$–	$–
Senior Notes(1)	2013	$ U.S. 350	6.25%	–	348
Senior Notes(2)	2014	U.S. 750	6.375%	789	746
Senior Notes(1)	2014	U.S. 350	5.50%	368	348
Senior Notes(2)	2015	U.S. 550	7.50%	578	547
Senior Notes(1)	2015	U.S. 280	6.75%	295	279
Senior Notes	2016	1,000	5.80%	1,000	1,000
Senior Notes	2017	500	3.00%	500	500
Senior Notes	2018	U.S. 1,400	6.80%	1,473	1,393
Senior Notes	2019	500	5.38%	500	500
Senior Notes	2020	900	4.70%	900	900
Senior Notes	2021	1,450	5.34%	1,450	1,450
Senior Notes	2022	600	4.00%	600	600
Senior Notes	2023	U.S. 500	3.00%	526	–
Senior Debentures(1)	2032	U.S. 200	8.75%	210	199
Senior Notes	2038	U.S. 350	7.50%	368	348
Senior Notes	2039	500	6.68%	500	500
Senior Notes	2040	800	6.11%	800	800
Senior Notes	2041	400	6.56%	400	400
Senior Notes	2043	U.S. 500	4.50%	526	–
				11,783	10,858
Fair value decrement arising from purchase accounting				(1)	(1)
Deferred transaction costs and discounts				(78)	(68)
Less current portion				(1,157)	(348)
				$10,547	$10,441

(1)	Denotes Senior Notes and debentures originally issued by Rogers Cable Inc. which are now unsecured obligations of RCI and for which Rogers Communications Partnership (“RCP”) is an unsecured guarantor.
(2)	Denotes Senior Notes originally issued by Rogers Wireless Inc. which are now unsecured obligations of RCI and for which RCP is an unsecured co-obligor.

Rogers Communications Inc.	17	Second Quarter 2013

Notes to Unaudited Interim Condensed Consolidated Financial Statements

(a) Issuance of Senior Notes:

On March 7, 2013, the Company issued U.S. $1 billion aggregate principal amount of Senior Notes, comprised of U.S. $500 million of 3.00% Senior Notes due 2023 (the “2023 Notes”) and U.S. $500 million 4.50% Senior Notes due 2043 (the “2043 Notes”). The 2023 Notes were issued at 99.845% for an effective yield of 3.018% per annum if held to maturity while the 2043 Notes were issued at 99.055% for an effective yield of 4.558% per annum if held to maturity. The Company received aggregate net proceeds of approximately Cdn. $1,015 million (U.S. $985 million) from the issuance of the 2023 Notes and 2043 Notes after deducting the original issue discount, agents’ fees, and other related expenses.

Debt issuance costs of $15 million related to these notes are included as deferred transaction costs in the carrying value of the long-term debt, and are being amortized using the effective interest method.

Each of the 2023 Notes and 2043 Notes are guaranteed by RCP and rank pari passu with all of RCI’s other senior unsecured notes and debentures and bank credit facility.

(b) Derivative instruments:

Effective on March 6, 2013, the Company terminated certain cross currency interest rate exchange agreements (“Debt Derivatives”) not designated as effective hedges for accounting purposes and aggregating U.S. $350 million notional principal amount that were economically hedging the principal and interest obligations on the U.S. $350 million Senior Notes due 2038 (the “2038 Notes”) for an original term of 10 years to August 15, 2018 and simultaneously entered into new Debt Derivatives aggregating U.S. $350 million notional principal amount to hedge the principal and interest obligations on the 2038 Notes to their maturity at then current market rates. These new Debt Derivatives have the effect of converting the U.S. $350 million aggregate principal amount of the 2038 Notes from a fixed coupon rate of 7.5% into Cdn. $359 million principal at a weighted average fixed interest rate of 7.6%. The new Debt Derivatives hedging the 2038 Notes have been designated as effective hedges against the designated U.S. dollar-denominated debt for accounting purposes.

Effective March 7, 2013, in conjunction with the issuance of the 2023 Notes, and the 2043 Notes, the Company entered into an aggregate U.S. $1.0 billion notional principal amount of Debt Derivatives. An aggregate U.S. $500 million notional principal amount of these Debt Derivatives hedge the principal and interest obligations for the 2023 Notes to maturity, while the remaining U.S. $500 million aggregate notional principal amount of these Debt Derivatives hedge the principal and interest obligations on the 2043 Notes to maturity. These Debt Derivatives have the effect of: (a) converting the U.S. $500 million aggregate principal amount of the 2023 Notes from a fixed coupon rate of 3.0% into Cdn. $515 million at a weighted average fixed interest rate of 3.6%; and (b) converting the U.S. $500 million aggregate principal amount the 2043 Notes from a fixed coupon rate of 4.5% into Cdn. $515 million principal at a weighted average fixed interest rate of 4.6%. The Debt Derivatives hedging the 2023 Notes and the 2043 Notes have been designated as effective hedges against the designated U.S. dollar-denominated debt for accounting purposes.

(c) Repayment of Senior Notes:

In June 2013, the Company repaid the entire outstanding principal amount of its Cdn. $356 million (US $350 million) 6.25% Senior Notes. Concurrent with this redemption, the associated Debt Derivatives were also settled at maturity, resulting in an aggregate net payment related to the settlement of the Debt Derivatives of approximately $104 million, with a nil impact on net income for the three months ended June 30, 2013.

As a result of these transactions, as at June 30, 2013 the Company has US $4.9 billion (2012 – $4.2 billion) of U.S. Dollar denominated long-term debt, 100% of which is hedged on an accounting basis.

The Company’s effective weighted average rate on all long-term debt, as at June 30, 2013, including the effect of all of the associated Debt Derivative instruments and short-term borrowings, was 5.64% (2012 – 6.06%).

Rogers Communications Inc.	18	Second Quarter 2013

Notes to Unaudited Interim Condensed Consolidated Financial Statements

12. Financial instruments:

The carrying value of cash and cash equivalents, accounts receivable, bank advances, short-term borrowings, and accounts payable and accrued liabilities approximate their fair values because of the short-term nature of these financial instruments.

The fair values of the Company’s publicly traded investments are determined by quoted market values for each of the investments. The fair values of the Company’s private investments are determined by management using well established market, asset based or projected income valuation techniques that are applied appropriately to each investment depending on its future operating and profitability prospects.

The fair values of each of the Company’s public debt instruments are based on the year-end trading values. The Company uses derivative instruments to manage risks from fluctuations in exchange rates on certain forecasted expenditures (“Expenditure Derivatives” and, together with Debt Derivatives, “Derivatives”). The fair values of the Company’s Derivatives are determined using an estimated credit-adjusted mark-to-market valuation. In the case of Derivatives in an asset position, the credit spread for the financial institution counterparty is added to the risk-free discount rate to determine the estimated credit-adjusted value for each derivative. In the case of Derivatives in a liability position, the Company’s credit spread is added to the risk-free discount rate for each derivative.

Fair value estimates are made at a specific point in time based on relevant market information and information about the financial instruments. The estimates are subjective in nature and involve uncertainties and matters of judgment.

The Company provides disclosure of the three-level hierarchy that reflects the significance of the inputs used in making the fair value measurements. The fair value of financial assets and financial liabilities included in Level 1 are determined by reference to quoted prices in active markets for identical assets and liabilities. The fair value of financial assets and financial liabilities in Level 2 include valuations using inputs based on observable market data, either directly or indirectly, other than the quoted prices. Level 3 valuations are based on inputs that are not based on observable market data. There were no material financial instruments categorized in Level 3 (valuation technique using non-observable market inputs) as at June 30, 2013 and December 31, 2012.

During the three months ended June 30, 2013, the Company entered into an additional U.S. $195 million of foreign currency forward contracts to manage foreign exchange risk on certain forecasted expenditures. The Expenditure Derivatives fix the exchange rate, at an average rate of Cdn. $1.0206/U.S. $1. As at June 30, 2013, U.S. $410 million of Expenditure Derivatives remained outstanding with terms to maturity ranging from six to thirteen months. All of the Expenditure Derivatives qualify and have been designated as hedges for accounting purposes, with changes in fair value being recorded in other comprehensive income. U.S. $105 million of the Expenditure Derivatives were settled in the three months ended June 30, 2013 for Cdn. $104 million.

Rogers Communications Inc.	19	Second Quarter 2013

Notes to Unaudited Interim Condensed Consolidated Financial Statements

Financial instruments carried at fair value by valuation method are as follows:

			Fair value measurements at reporting date
	Carrying value		Level 1(1)		Level 2(2)
	June 30, 2013	Dec. 31, 2012	June 30, 2013	Dec. 31, 2012	June 30, 2013	Dec. 31, 2012

Financial assets

Available-for-sale, measured at fair value:
Investments in publicly traded companies	$750	$624	$750	$624	$–	$–
Held-for-trading:
Debt Derivatives accounted for as Cash Flow hedges	141	34	–	–	141	34
Debt Derivatives not accounted for as hedges	–	3	–	–	–	3
Expenditure Derivatives accounted for as cash flow hedges	29	13	–	–	29	13

	$920	$674	$750	$624	$170	$50

Financial liabilities

Held-for-trading:
Debt Derivatives accounted for as Cash flow hedges	$352	$561	$–	$–	$352	$561
Equity Derivatives not accounted for as cash flow hedges	52	–	–	–	52	–

	$404	$561	$–	$–	$404	$561

(1)	Level 1 classification comprises financial assets and financial liabilities that are carried at fair value determined by quoted market prices.
(2)	Level 2 classification comprises financial assets and financial liabilities that are carried at fair value determined by valuation techniques using observable market inputs.

The Company’s long-term debt is initially measured at fair value and then subsequently measured at amortized cost using the effective interest method, as follows:

	June 30, 2013		Dec. 31, 2012
	Carrying amount	Fair value	Carrying amount	Fair value

Long-term debt	$11,704	$12,909	$10,789	$12,603

The Company did not have any non-derivative held-to-maturity financial instruments as at June 30, 2013 or December 31, 2012.

13. Shareholders’ equity:

(a) Dividends:

In February 2013, the Company’s Board of Directors approved an increase in the annualized dividend rate from $1.58 to $1.74 per Class A Voting share and Class B Non-Voting share effective immediately to be paid in quarterly amounts of $0.435 per share. Such quarterly dividends are only payable as and when declared by the Board of Directors and there is no entitlement to any dividend prior thereto.

Rogers Communications Inc.	20	Second Quarter 2013

Notes to Unaudited Interim Condensed Consolidated Financial Statements

In February 2013, the Board of Directors declared a quarterly dividend totalling $0.435 per share on each of its outstanding Class A Voting shares and Class B Non-Voting shares, which was paid on April 2, 2013, to shareholders of record on March 15, 2013, and was the first quarterly dividend to reflect the newly increased $1.74 per share annual dividend level.

On April 23, 2013, the Board of Directors declared a dividend of $0.435 per share on each of its outstanding Class A Voting shares and Class B Non-Voting shares, which was paid on July 3, 2013, to the shareholders of record on June 14, 2013.

(b) Normal course issuer bid:

In February 2013, the Company renewed its normal course issuer bid (“NCIB”). During the 12-month period commencing February 25, 2013 and ending February 24, 2014, the Company may purchase on the TSX, the NYSE and/or alternative trading systems up to the lesser of 35.8 million Class B Non-Voting shares, representing approximately 10% of the then issued and outstanding Class B Non-Voting shares, and that number of Class B Non-Voting shares that can be purchased under the NCIB for an aggregate purchase price of $500 million. The actual number of Class B Non-Voting shares purchased, if any, and the timing of such purchases will be determined by the Company by considering market conditions, share prices, its cash position, and other factors.

In the three months ended June 30, 2013, the Company repurchased for cancellation an aggregate 546,674 Class B Non-Voting shares (2012 – 9,637,230) for an aggregate purchase price of $22 million (2012 – $350 million), resulting in a reduction to Class B Non-voting share capital and retained earnings of $1 million and $21 million (2012 – $10 million and $97 million), respectively. All of these purchases were effected through the facilities of the TSX.

14. Stock-based compensation:

A summary of stock-based compensation expense (recovery), which is included in operating costs, is as follows:

	Three months ended June 30,		Six months ended June 30,
	2013	2012	2013	2012
Stock options	$(51)	$(16)	$(5)	$(18)
Restricted share units (“RSU”)	(1)	4	15	11
Deferred share units (“DSU”)	(6)	–	(1)	1
Equity Derivative effect, net of interest receipt	59	–	50	–

	$1	$(12)	$59	$(6)

During the three and six months ended June 30, 2013, $5 million and $74 million (2012 – $11 million and $56 million), was paid to holders upon exercise of restricted share units, deferred share units and stock options using the cash settlement feature, respectively.

Rogers Communications Inc.	21	Second Quarter 2013

Notes to Unaudited Interim Condensed Consolidated Financial Statements

(a) Stock options:

A summary of the stock option plans, which includes performance options, is as follows:

	Six months ended June 30, 2013
	Number of options	Weighted average exercise price

Outstanding, December 31, 2012	8,734,028	$32.34
Granted	667,930	48.33
Exercised	(2,142,997)	27.81
Forfeited	(163,058)	38.40

Outstanding, June 30, 2013	7,095,903	$35.07

Exercisable, June 30, 2013	4,668,375	$32.61

During the three and six months ended June 30, 2013, the Company granted 49,270 and 667,930 performance stock options, respectively, to certain key executives.

(b) Restricted share units (RSUs):

A summary of the RSU plans is as follows:

Six months ended June 30, 2013
Number of units

Outstanding, beginning of year	2,255,158
Granted	899,095
Exercised	(568,537)
Forfeited	(85,643)

Outstanding, end of period	2,500,073

During the three and six months ended June 30, 2013, the Company issued 52,480 and 899,095 restricted share units to employees, consisting of 31,320 and 675,098 restricted share units and 21,160 and 182,850 performance restricted share units.

(c) Hedging of stock-based compensation:

In February and March 2013, the Company entered into derivative instruments to offset the price appreciation risk associated with stock-based compensation for 5.7 million RCI Class B Non-Voting shares that were granted under the Company’s stock based compensation programs for stock options, RSUs and DSUs (“Equity Derivatives”). The Equity Derivatives were entered into at a weighted average price of $50.37 with terms to maturity of one year, extendible for further one year periods upon consent of the hedge counterparty. The Equity Derivatives have not been designated as hedges for accounting purposes. Changes in the fair value of the Equity Derivatives are recorded as stock-based compensation expense and will offset a portion of the impact of changes in the market price of RCI Class B Non-Voting shares contained in the accrued value of the stock-based compensation liability for SARs, RSUs and DSUs. As of June 30, 2013, the fair value of the Equity Derivatives was a liability of $52 million, which is included in the current portion of derivative instruments liabilities.

Rogers Communications Inc.	22	Second Quarter 2013

Notes to Unaudited Interim Condensed Consolidated Financial Statements

15. Related party transactions:

The Company has entered into certain transactions with companies, the partners or senior officers of which are Directors of the Company. During the three months and six months ended June 30, 2013, total amounts paid by the Company to these related parties, directly or indirectly, were $12 million and $21 million (2012 – $10 million and $20 million), respectively. These payments were for legal services, printing and commissions paid on premiums for insurance coverage.

The Company entered into certain transactions with the ultimate controlling shareholder of the Company and companies controlled by the ultimate controlling shareholder of the Company. These transactions are subject to formal agreements approved by the Audit Committee. Total amounts received from (paid to) these related parties, during the three months and six months ended June 30, 2013 and 2012 were less than $1 million, respectively.

These transactions are recorded at the amount agreed to by the related parties, and are reviewed by the Audit Committee.

16. Contingencies:

In 2004, a proceeding was commenced against providers of wireless communications in Canada relating to the system access fee charged by wireless carriers to some of their customers. In February 2013, the Saskatchewan Court of Appeal denied the plaintiffs’ application to extend the time within which they can appeal the “opt-in” decision of the Saskatchewan Court. In April 2013, the plaintiffs applied for an order that the second system access fee class action commenced by them, which was ordered conditionally stayed in December 2009 as an abuse of process, be allowed to proceed. If successful, this second class action would be an “opt-out” class proceeding. No liability has been recorded for this contingency.

In July 2013, a proceeding was commenced pursuant to the Class Proceedings Act (British Columbia) against providers of wireless communications in Canada and manufacturers of wireless devices relating to the alleged adverse health effects incurred by long-term users of cellular devices. The Plaintiffs are seeking unspecified damages and punitive damages, effectively the reimbursement of revenues which the defendants received that can reasonably be attributed to the sale of cellular phones in Canada. No liability has been recorded for this contingency.

Rogers Communications Inc.	23	Second Quarter 2013